EXHIBIT 10.2

CONFORMED COPY



CREDIT AGREEMENT

dated as of April 25, 2005

among

CLECO POWER LLC,
as Borrower

The Lenders Party Hereto

JPMORGAN CHASE BANK, N.A. and WESTLB AG, NEW YORK BRANCH,
as Syndication Agents

KEYBANK NATIONAL ASSOCIATION and UNION BANK OF CALIFORNIA, N.A.,
as Documentation Agents

and

THE BANK OF NEW YORK,
as Administrative Agent
_____

BNY CAPITAL MARKETS, INC.
and
WESTLB AG, NEW YORK BRANCH,
as Co-Lead Arrangers

BNY CAPITAL MARKETS, INC.,
as Book Runner

Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104

TABLE OF CONTENTS

TABLE OF CONTENTS

SCHEDULES:

Schedule 1.1	List of Existing Letters of Credit
Schedule 2.1	List of Commitments
Schedule 4.6	Disclosed Matters
Schedule 4.12	List of Subsidiaries
Schedule 7.1	List of Existing Liens

EXHIBITS:

Exhibit A	Form of Assignment and Acceptance
Exhibit B	Form of Opinion of Counsel to the Borrower
Exhibit C	Form of Credit Request
Exhibit D	Form of Note
Exhibit E	Form of Compliance Certificate
Exhibit F	Form of Increase Supplement

CREDIT AGREEMENT, dated as of April 25, 2005, by and among CLECO POWER LLC, the Lenders party hereto, JPMORGAN CHASE BANK, N.A. and WESTLB AG, NEW YORK BRANCH, as syndication agents hereunder, KEYBANK NATIONAL ASSOCIATION and UNION BANK OF CALIFORNIA, N.A., as documentation agents hereunder, and THE BANK OF NEW YORK, as Administrative Agent for the Lenders hereunder.

The parties hereto agree as follows:

ARTICLE 1.

DEFINITIONS

Section 1.1   Defined Terms

As used in this Credit Agreement, the following terms have the meanings specified below:

"ABR", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"Accountants" means PricewaterhouseCoopers, L.L.P. or other independent public accountants of recognized national standing.

"Adjusted LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (i) the LIBO Rate for such Interest Period multiplied by (ii) the Statutory Reserve Rate.

"Administrative Agent" means BNY, in its capacity as administrative agent for the Lenders hereunder.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agents" means, collectively, the Administrative Agent, the Syndication Agents and the Documentation Agents.

 "Agreement Date" means the first date appearing in this Credit Agreement.

"Alternate Base Rate" means, for any day, a rate per annum equal to the greater of (i) the Prime Rate in effect on such day and (ii) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Effective Rate.

"Applicable Margin" means, at all times from and after the Agreement Date and during the periods in which the applicable Pricing Level set forth below is in effect: (i) with respect to Eurodollar Borrowings and the Letter of Credit participation fee payable under Section 3.3(b)(i), the percentage set forth in the following table under the heading "Eurodollar Margin and LC Fee", and (ii) with respect to facility fees payable under Section 3.3(a), the percentage set forth in the following table under the heading "Facility Fee":

Pricing Level	Eurodollar Margin and LC Fee	Facility Fee
Pricing Level I	0.400%	0.100%
Pricing Level II	0.475%	0.125%
Pricing Level III	0.550%	0.150%
Pricing Level IV	0.675%	0.200%
Pricing Level V	0.875%	0.250%
Pricing Level VI	0.950%	0.300%
Pricing Level VII	1.375%	0.375%

Changes in the Applicable Margin resulting from a change in the Pricing Level shall become effective on the effective date of any change in the Senior Debt Rating from S&P or Moody's. Notwithstanding anything in clause (a) of this definition to the contrary, in the event of a split in the Senior Debt Rating from S&P and Moody's that would otherwise result in the application of more than one Pricing Level (had the provisions regarding the applicability of other Pricing Levels contained in the definitions thereof not been given effect), then the Applicable Margin shall be determined as follows: (i) in the event of a split in the Senior Debt Rating from S&P and Moody's by one rating level, then the Applicable Margin shall be determined using the Pricing Level within which the higher of the two rating categories would otherwise fall, and (ii) in the event of a split in the Senior Debt Rating from S&P and Moody's by more than one rating level, then the Applicable Margin shall be determined using the Pricing Level within which the next highest level above the lower of the two rating categories would otherwise fall.

"Applicable Percentage" means, with respect to any Lender, the percentage of the total Commitments represented by such Lender's Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments.

"Approved Fund" means, with respect to any Lender that is a fund that invests in commercial loans, any other fund that invests in commercial loans and is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

"Asset Sale" means any sale, transfer or other disposition by the Borrower or any of the Subsidiaries to any Person of any property (including any Equity Interests or other securities of another Person) of the Borrower or any of the Subsidiaries, other than inventory or accounts receivables or other receivables sold, transferred or otherwise disposed of in the ordinary course of business, provided that, notwithstanding anything in this definition to the contrary, for purposes of the Loan Documents, the term "Asset Sale" shall not include the creation or granting of any Lien other than a conditional sale or other title retention arrangement.

"Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 10.4), and

accepted by the Administrative Agent, substantially in the form of Exhibit A or in such other form as shall be acceptable to the Administrative Agent.

"Availability Period" means the period from and including the Closing Date to but excluding the earlier of the Maturity Date and, if different, the date of termination of the Commitments.

"BNY" means The Bank of New York.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" means Cleco Power LLC, a Louisiana limited liability company.

"Borrower Materials" has the meaning assigned to such term in Section 6.2.

"Borrowing" means Loans of the same Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

"Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed, provided that, when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

"Capital Lease Obligations" means with respect to any Person, obligations of such Person with respect to leases which, in accordance with GAAP, are required to be capitalized on the financial statements of such Person.

"Change in Control" means the occurrence of any of the following: (i) the consummation of any transaction the result of which is that any "person" or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of more than 50% of the total voting power in the aggregate of all classes of the Voting Securities of the Parent then outstanding or (ii) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Parent by Persons who were neither nominated by the board of directors of the Parent nor appointed by directors so nominated.

"Change in Law" means (i) the adoption of any law, rule or regulation after the Agreement Date, (ii) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Agreement Date or (iii) compliance by any Credit Party (or, for purposes of Section 3.5(b), by any lending office of such Credit Party or by such Credit Party's holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Agreement Date.

"Chase" means JPMorgan Chase Bank, N.A.

"CLECO Mortgage" means the Indenture of Mortgage, dated as of July 1, 1950, made by the Borrower to Bank One Trust Company, N.A., as Trustee.

"Closing Date" means the date on which the conditions specified in Section 5.1 are satisfied (or waived in accordance with Section 10.2).

"Code" means the Internal Revenue Code of 1986.

"Commitment" means, with respect to each Lender, the commitment of such Lender to make Loans and to acquire participations in Letters of Credit hereunder in an aggregate outstanding amount not exceeding the amount of such Lender's Commitment as set forth on Schedule 2.1 plus, the amount of any increase set forth in each Increase Supplement executed and delivered by such Lender, the Borrower and the Administrative Agent or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment in accordance with Section 10.4(b), as applicable, as such Commitment may be adjusted from time to time pursuant to Section 2.5 or pursuant to assignments by or to such Lender pursuant to Section 10.4. The initial aggregate amount of the Commitments on the Agreement Date is $125,000,000.

"Compliance Certificate" means a certificate, substantially in the form of Exhibit E.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. The terms "Controlling" and "Controlled" have meanings correlative thereto.

"Corporate Officer" means with respect to the Borrower, the chairman of the board, the president, any vice president, the chief executive officer, the chief financial officer, the secretary, the treasurer, or the controller thereof.

"Credit Event" has the meaning assigned to such term in Section 5.2.

"Credit Exposure" means, with respect to any Lender at any time, the sum of the aggregate outstanding principal amount of such Lender's Loans and its LC Exposure at such time.

"Credit Parties" means the Administrative Agent, the Issuing Bank and the Lenders.

"Credit Request" means a Credit Request, substantially in the form of Exhibit C, or in such other form as shall be acceptable to the Administrative Agent.

"Default" means any event or condition which constitutes an Event of Default or that upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

"Disclosed Matters" means the actions, suits, proceedings and environmental matters disclosed in Schedule 4.6.

"Disqualified Stock" means any Equity Interest that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof to the extent not prohibited by this Credit Agreement) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the unconditional sole option of the holder thereof (other than solely for Equity Interests which do not constitute Disqualified Stock), in whole or in part, on or prior to the date that is one year after the Maturity Date. The term "Disqualified Stock" shall also include any options, warrants or other rights

that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is 180 days after the Maturity Date.

"Documentation Agents" means, collectively, KeyBank National Association and Union Bank of California, N.A in their capacities as documentation agents for the Lenders hereunder.

"dollars" or "$" refers to lawful money of the United States of America.

"EBITDA" means, for any period, net income for such period of the Borrower and the Subsidiaries, determined on a consolidated basis in accordance with GAAP, plus, without duplication and to the extent deducted in determining such net income, the sum of (i) Interest Expense for such period, (ii) provision for income taxes for such period, (iii) the aggregate amount attributable to depreciation and amortization for such period, and (iv) the aggregate amount of items to the extent constituting extraordinary non-recurring or non-operating charges or expenses during such period and minus, without duplication and to the extent added in determining such net income for such period, the aggregate amount of extraordinary, non-recurring and non-operating additions to income during such period.

"Eligible Assignee" means any of the following: (i) commercial banks, finance companies, insurance companies and other financial institutions and funds (whether a corporation, partnership or other entity) engaged generally in making, purchasing or otherwise investing in commercial loans in the ordinary course of its business; provided that any such entity shall be entitled, as of the date such entity becomes a Lender, to receive payments under its Note without deduction or withholding with respect to United States federal income tax, (ii) each of the Lenders and (iii) any Affiliate or Approved Fund of a Lender.

"Eligible SPC" means a special purpose corporation that (i) is organized under the laws of the United States or any state thereof, (ii) is engaged in making, purchasing or otherwise investing in commercial loans in the ordinary course of its business and (iii) issues (or the parent of which issues) commercial paper rated at least A-1 or the equivalent thereof by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies or at least P-1 or the equivalent thereof by from Moody's Investors Service, Inc.

"Employee Stock Ownership Plan" means The Cleco Power LLC 401(k) Savings and Investment Plan.

"environment" means ambient air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata, the workplace or as otherwise defined in any Environmental Law.

"Environmental Claim" means any written accusation, allegation, notice of violation, claim, demand, order, directive, cost recovery action or other cause of action by, or on behalf of, any Governmental Authority or any Person for damages, injunctive or equitable relief, personal injury (including sickness, disease or death), Remedial Action costs, tangible or intangible property damage, natural resource damages, nuisance, pollution, any adverse effect on the environment caused by any Hazardous Material, or for fines, penalties or restrictions, resulting from or based upon (i) the existence, or the continuation of the existence, of a Release (including sudden or non-sudden, accidental or non-accidental Releases), (ii) exposure to any Hazardous Material, (iii) the presence, use, handling, transportation, storage, treatment or disposal of any Hazardous Material or (iv) the violation or alleged violation of any Environmental Law or Environmental Permit.

"Environmental Law" means any and all applicable present and future treaties, laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by or with any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the presence, management, Release or threatened Release of any Hazardous Material or to health and safety matters.

"Environmental Permit" means any permit, approval, authorization, certificate, license, variance, filing or permission required by or from any Governmental Authority pursuant to any Environmental Law.

"Equity Interest" means (i) shares of corporate stock, partnership interests, membership interests, and any other interest that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and (ii) all warrants, options or other rights to acquire any Equity Interest set forth in clause (i) of this defined term.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Borrower or any Subsidiary, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (i) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived); (ii) the existence with respect to any Plan of an "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (iii) the filing pursuant to Section 412(d) of the Code or Section 303(a) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (iv) the incurrence by the Borrower, any Subsidiary or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (v) the receipt by the Borrower, any Subsidiary or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (vi) the incurrence by the Borrower, any Subsidiary or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (vii) the receipt by the Borrower, any Subsidiary or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower, any Subsidiary or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

"Eurodollar", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

"Event of Default" has the meaning assigned to such term in Article 8.

"Evergreen Letter of Credit" means any Letter of Credit that, by its terms, provides that it shall be automatically renewed or extended for a stated period of time at the end of its then scheduled expiry date unless the Issuing Bank notifies the beneficiary thereof prior to such expiry date that the Issuing Bank elects not to renew or extend such Letter of Credit.

"Existing Credit Agreement" means the 364-Day Credit Agreement, dated as of April 30, 2004, as amended, by and among the Borrower, the lenders party thereto, JPMorgan Chase Bank, N.A. (formerly Bank One, NA), as syndication agent, WestLB, as documentation agent, Allied Irish Banks, p.l.c., CoBank, ACB, Commerzbank AG, New York and Grand Cayman Branches and KeyBank National Association, as managing agents hereunder, and BNY, as administrative agent.

"Existing Letter of Credit" means any letter of credit set forth in Schedule 1.1, but not any renewal or extension thereof.

"Existing Loan Documents" means, collectively, the Existing Credit Agreement and the other Loan Documents (as defined therein).

"Federal Funds Effective Rate" means, for any day, a rate per annum (expressed as a decimal, rounded upwards, if necessary, to the next higher 1/100 of 1%) equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that (i) if the day for which such rate is to be determined is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if such rate is not so published for any day, the Federal Funds Effective Rate for such day shall be the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by it.

"FERC" means the Federal Energy Regulatory Commission or any Governmental Authority succeeding to the functions thereof.

"Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

"Financial Statements" has the meaning assigned to such term in Section 4.4(a).

"Foreign Lender" means any Lender that is organized under the laws of a jurisdiction other than that in which the Borrower is located. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statement by such other entity as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination, consistently applied.

"Governmental Authority" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, commission, exchange, association, board, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Granting Lender" has the meaning assigned to such term in Section 10.4(h).

"Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor as to enable the primary obligor to pay such Indebtedness or other obligation or (iv) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation, provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guaranteed" has a meaning correlative thereto. The amount of any Guarantee of a Person shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Guarantee) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith, provided, however, the amount of any Guarantee of a Person in respect of any agreement by any other Person to purchase electricity, gas or fuel from a counterparty shall be deemed to be the maximum reasonably anticipated liability of such other Person, as determined in good faith by such Person, net of any obligation or liability of such counterparty to purchase electricity, gas or fuel from such other Person, provided further that the obligations of such other Person to so purchase electricity, gas or fuel from such counterparty shall be terminable at the election of such other Person in the event of a default by such counterparty in its obligations to so purchase electricity, gas or fuel for such other Person.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"Increase Supplement" means an increase supplement in the form of Exhibit F.

"Increasing Lender" has the meaning assigned to such term in Section 2.5(d).

"Indebtedness" means as to any Person, at a particular time, all items which constitute, without duplication, (i) indebtedness for borrowed money or the deferred purchase price of property (excluding trade payables incurred in the ordinary course of business and excluding any such obligations payable solely through the issuance of Equity Interests (other than the Disqualified Stock and Equity Interests convertible into Disqualified Stock)), (ii) indebtedness evidenced by notes, bonds, debentures or similar instruments, (iii) obligations with respect to any conditional sale or title retention agreement, (iv) indebtedness arising under acceptance facilities and the amount available to be drawn under all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder to the extent such Person shall not have reimbursed the issuer in respect of the issuer's payment of such drafts, (v) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof (other than carriers', warehousemen's, mechanics', repairmen's or other like non consensual statutory Liens arising in the ordinary course of business; provided that the amount of such liabilities included for purposes of this definition will be the amount equal to the lesser of the fair market value of such

property and the amount of the liabilities so secured), (vi) liabilities in respect of any obligation (contingent or otherwise) to purchase, redeem, retire, acquire or make any other payment in respect of any shares of equity securities or any option, warrant or other right to acquire any shares of equity securities, (vii) obligations under Capital Lease Obligations, (viii) indebtedness in respect of Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends and (ix) Guarantees of such Person in respect of Indebtedness of others.

"Indemnitee" has the meaning assigned to such term in Section 10.3(b).

"Indenture" means the Indenture, dated as of October 1, 1988, between the Borrower and The Bank of New York, as trustee.

"Information" has the meaning assigned to such term in Section 10.15.

"Integrated Resources Plan" means the portions of the Utility's strategic integrated resources plan which involves replacing, repowering or adding electric power generation, transmission or distribution facilities to meet the measured and forecasted demand and consumption requirements of its customers, including the acquisition, construction or improvement of generation facilities and fuel conversion repowering projects for existing generation facilities to diversify fuel sources, with any project undertaken to implement the foregoing being subject to regulation by the LPSC by prior issuance of a certificate of public convenience and necessity or in a ratemaking proceeding, prudence review or a combination thereof.

"Intellectual Property" means all copyrights, trademarks, servicemarks, patents, trade names and service names.

"Inter-Affiliate Policies Agreement" means the Inter-Affiliate Policies and the Inter-Affiliate Procedures of Cleco Corporation, each dated as of April 11, 2005.

"Interest Coverage Ratio" means as of any fiscal quarter end, the ratio of (i) EBITDA for the period of the four consecutive fiscal quarters ending thereon to (ii) Interest Expense for such period.

"Interest Election Request" means a request by the Borrower to convert or continue a Borrowing in accordance with Section 3.2.

"Interest Expense" means for any period, the interest expense, both expensed and capitalized (including the interest component in respect of Capital Lease Obligations), of the Borrower and its Subsidiaries during such period, determined on a consolidated basis in accordance with GAAP.

"Interest Payment Date" means (i) with respect to any ABR Loan, the last day of each March, June, September and December, (ii) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Eurodollar Loan is a part and, in the case of a Eurodollar Loan with an Interest Period of more than three months' duration, each day prior to the last day of such Interest Period that occurs at intervals of three months' duration after the first day of such Interest Period and (iii) with respect to all Loans, the Maturity Date.

"Interest Period" means, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect, provided

that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day, unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

"Issuing Bank" means BNY, in its capacity as issuer of Letters of Credit.

"LC Disbursement" means a payment made by the Issuing Bank pursuant to a Letter of Credit.

"LC Exposure" means, at any time, (i) with respect to all of the Lenders, the sum, without duplication, of (x) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (y) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time and (ii) with respect to each Lender, its Applicable Percentage of the amount determined under clause (i).

"Lenders" means the Persons listed on Schedule 2.1 and any other Person that shall have become a party hereto pursuant to an Assignment and Acceptance an Increase Supplement, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Acceptance.

"Letter of Credit" means any Existing Letter of Credit and any New Letter of Credit.

"Letter of Credit Commitment" means, with respect to the Issuing Bank, the commitment of the Issuing Bank to issue Letters of Credit hereunder. The amount of the Issuing Bank's Letter of Credit Commitment is $25,000,000.

"LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on the Dow Jones Markets Telerate Page 3750 (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate does not appear on the Dow Jones Markets Telerate Page 3750 (or on any such successor or substitute page, or any successor to or substitute for such Service) at such time for any reason, then the "LIBO Rate" with respect to such Eurodollar Borrowing for such Interest Period shall be the rate of interest per annum, as reported by BNY to the Administrative Agent, quoted by BNY to leading banks in the interbank eurodollar market as the rate at which BNY is offering Dollar deposits in an amount equal approximately to the Eurodollar Loan of BNY to which such Interest Period shall apply for a period equal to such Interest Period, as quoted at approximately 11:00 a.m. two Business Days prior to the first day of such Interest Period.

"Lien" means, with respect to any asset, (i) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (ii) the interest of a

vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (iii) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

"Loan" means a loan referred to in Section 2.1(a) and made pursuant to Section 2.4.

"Loan Documents" means this Credit Agreement, the Notes and the documentation in respect of each Letter of Credit.

"LPSC" means the Louisiana Public Service Commission or any Governmental Authority succeeding to the functions thereof.

"LSPC Order" means that certain letter of non-opposition issued to the Borrower, dated March 28, 2005, in Docket No. S-28529, together with Special Order No. 11-2005, issued by LSPC, or any renewal or replacement order thereof, together with any supplemental order thereto, in each case authorizing the Borrower to issue notes or drafts maturing not more than five year after the date of issue or renewal thereof or assumption of liability thereon in an aggregate principal amount not in excess of $125,000,000.

"Margin Stock" has the meaning assigned to such term in Regulation U.

"Material Adverse Change" means a material adverse change in (i) the financial condition, operations, business, prospects or property of (a) the Borrower or (b) the Borrower and the Subsidiaries, taken as a whole, (ii) the ability of the Borrower to perform its obligations under the Loan Documents or (iii) the ability of the Credit Parties to enforce their rights and remedies under the Loan Documents.

"Material Adverse Effect" means a material adverse effect on (i) the financial condition, operations, business, prospects or property of (a) the Borrower or (b) the Borrower and the Subsidiaries, taken as a whole, (ii) the ability of the Borrower to perform its obligations under the Loan Documents or (iii) the ability of the Credit Parties to enforce their rights and remedies under the Loan Documents.

"Material Obligations" means as of any date, Indebtedness (other than Indebtedness under the Loan Documents) or operating leases of any one or more of the Borrower or any Subsidiary or, in the case of the Borrower only, any Guarantee, in an aggregate principal amount exceeding $20,000,000. For purposes of determining Material Obligations, the "principal amount" of Indebtedness, operating leases or Guarantees at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or such Subsidiary, as applicable, would be required to pay if such Indebtedness, operating leases or Guarantees became due and payable on such day.

"Material Total Assets" means as of any date of determination, the total assets of the Borrower and the Subsidiaries, determined on a consolidated basis in accordance with GAAP.

"Maturity Date" means April 23, 2010.

"Moody's" means Moody's Investors Service, Inc., or any successor thereto.

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"New Letter of Credit" means any letter of credit issued pursuant to this Credit Agreement and any successive renewals or extensions thereof.

"Notes" means, with respect to each Lender, a promissory note evidencing such Lender's Loans payable to the order of such Lender (or, if required by such Lender, to such Lender and its registered assigns) substantially in the form of Exhibit D.

"Other Taxes" means any and all current or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, the Loan Documents.

"Parent" means Cleco Corporation, a Louisiana corporation.

"Participant" has the meaning assigned to such term in Section 10.4(e).

"Patriot Act" has the meaning assigned to such term in Section 10.15.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

"Permitted Encumbrances" means:

(a)   Liens imposed by law for taxes, assessments or similar charges incurred in the ordinary course of business that are not yet due or are being contested in compliance with Section 6.4, provided that enforcement of such Liens is stayed pending such contest;

(b)   landlords', vendors', carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not which are not delinquent or are being contested in compliance with Section 6.6, provided that enforcement of such Liens is stayed pending such contest;

(c)   pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations (but not ERISA);

(d)   pledges and deposits to secure the performance of bids, trade contracts (other than contracts for the payment of money), leases, purchase agreements to the extent that the related purchase is permitted by Section 7.3, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e)   judgment liens in respect of judgments that do not constitute an Event of Default under clause (j) of Article 8;

(f)   easements, zoning restrictions, rights of way, rights of way, minor defects, irregularities and other similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract

from the value of the affected property or materially interfere with the ordinary conduct of business of the Borrower and the Subsidiaries, as the case may be;

(g) Liens in favor of a financial institution encumbering deposits (including the right of set-off) held by such financial institution in the ordinary course of its commercial business and which are within the general parameters customary in the banking industry; and

(h) Liens on Margin Stock to the extent that a prohibition on such Liens would violate Regulation U;

(i) leases or subleases granted to others that do not materially interfere with the ordinary conduct of business of the Borrower and the Subsidiaries;

(j) licenses of Intellectual Property granted by the Borrower or any Subsidiary in the ordinary course of business and not materially interfering with the ordinary conduct of the business of the Borrower and the Subsidiaries; and

(k) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower, any Subsidiary or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Platform" has the meaning assigned to such term in Section 6.2.

"Pricing Level" means Pricing Level I, Pricing Level II, Pricing Level III, Pricing Level IV, Pricing Level V, Pricing Level VI or Pricing Level VII, as the context may require.

"Pricing Level I" means any time when (i) no Event of Default has occurred and is continuing, (ii) the Senior Debt Rating is A- or higher by S&P or A3 or higher by Moody's.

"Pricing Level II" means any time when (i) no Event of Default has occurred and is continuing, (ii) the Senior Debt Rating is BBB+ or higher by S&P or Baa1 or higher by Moody's and (iii) Pricing Level I does not apply.

"Pricing Level III" means any time when (i) no Event of Default has occurred and is continuing, (ii) the Senior Debt Rating is BBB or higher by S&P or Baa2 or higher by Moody's and (iii) Pricing Levels I and II do not apply.

"Pricing Level IV" means any time when (i) no Event of Default has occurred and is continuing, (ii) the Senior Debt Rating is BBB- or higher by S&P or Baa3 or higher by Moody's and (iii) Pricing Levels I, II and III do not apply.

"Pricing Level V" means any time when (i) no Event of Default has occurred and is continuing, (ii) the Senior Debt Rating is (x) BB+ or higher by S&P and Baa3 or higher by Moody's or (y) BBB- or higher by S&P and Ba1 or higher by Moody's and (iii) Pricing Levels I, II, III and IV do not apply.

"Pricing Level VI" means any time when (i) no Event of Default has occurred and is continuing, (ii) the Senior Debt Rating is BB+ or higher by S&P or Ba1 or higher by Moody's and (iii) Pricing Levels I, II, III, IV, and V do not apply.

"Pricing Level VII" means any time when none of Pricing Levels I, II, III, IV, V, and VI is applicable.

"Prime Rate" means the rate of interest per annum publicly announced from time to time by BNY as its prime commercial lending rate at its principal office in New York City; each change in the Prime Rate being effective from and including the date such change is publicly announced as being effective. The Prime Rate is not intended to be lowest rate of interest charged by BNY in connection with extensions of credit to borrowers.

"Properties" has the meaning assigned to such term in Section 4.6.

"Public Lender" has the meaning assigned to such term in Section 6.2.

"Register" has the meaning assigned to such term in Section 10.4(c).

"Regulation D" means Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

"Regulation T" means Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

"Regulation U" means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

"Regulation X" means Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

"Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

"Remedial Action" means (a) "remedial action" as such term is defined in CERCLA, 42 U.S.C. Section 9601(24), and (b) all other actions required by any Governmental Authority or voluntarily undertaken to: (i) clean up, remove, treat, abate or in any other way address any Hazardous Material in the environment; (ii) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not migrate or endanger or threaten to endanger public health, welfare or the environment; or (iii) perform studies and investigations in connection with, or as a precondition to, (i) or (ii) above.

"Required Deposit Amount" means in the event that as a result of the deposit of cash collateral with the Administrative Agent pursuant to Section 2.8(i) the Borrower (i) is not required to

grant a security interest in such cash collateral to any other Person, an amount equal to the LC Exposure on the date on which cash collateral is required to be deposited, or (ii) is required to grant a security interest in such cash collateral to any other Person, an amount equal to the LC Exposure on the date on which cash collateral is required to be deposited multiplied by a fraction, the numerator of which is the sum of the LC Exposure plus the principal amount of all other obligations to be secured by such cash collateral and the denominator of which is the amount of such LC Exposure.

"Required Lenders" means, at any time, Lenders having unused Commitments, LC Exposure and outstanding Loans representing at least 51% of the sum of the unused Commitments, LC Exposure and outstanding Loans of all Lenders.

"S&P" means Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, or any successor thereto.

"SEC" means the Securities and Exchange Commission or any Governmental Authority succeeding to the functions thereof.

"Senior Debt Rating" means at any date, the credit rating identified by S&P or Moody's as the credit rating which (i) it has assigned to long term unsecured senior debt of the Borrower or (ii) would assign to long term unsecured senior debt of the Borrower were the Borrower to issue or have outstanding any long term unsecured senior debt on such date. If either (but not both) Moody's or S&P shall cease to be in the business of rating corporate debt obligations, the Pricing Levels shall be determined on the basis of the ratings provided by the other rating agency.

"Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages, if any, (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which member banks of the United States Federal Reserve System in New York City with deposits exceeding $250,000,000) are subject for eurocurrency funding (currently referred to as "Eurocurrency liabilities" in Regulation D). Such reserve percentages shall include those imposed pursuant to Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"subsidiary" means, as to any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which such Person or any Subsidiary of such Person, directly or indirectly, either (i) in respect of a corporation, owns or controls more than 50% of the outstanding Equity Interests having ordinary voting power to elect a majority of the board of directors or similar managing body, irrespective of whether a class or classes shall or might have voting power by reason of the happening of any contingency, or (ii) in respect of an association, partnership, joint venture or other business entity, is entitled to share in more than 50% of the profits and losses, however determined. Unless the context otherwise requires, references to a Subsidiary shall be deemed to be references to a Subsidiary of the Borrower.

"Syndication Agents" means, collectively, Chase and WestLB, in their capacities as syndication agents for the Lenders hereunder.

"Tax" means any present or future tax, levy, impost, duty, charge, fee, deduction or withholding of any nature, and whatever called, by a Governmental Authority, on whomsoever and wherever imposed, levied, collected, withheld or assessed.

"Tax on the Overall Net Income" means, as to any Person, a Tax imposed by the jurisdiction in which that Person's principal office (and/or, in the case of a Lender, its lending office in the United States of America designated in its Administrative Questionnaire or such other office as such Lender may designate in writing to the Administrative Agent and the Borrower) is located, or by any political subdivision or taxing authority thereof, or in which that Person is deemed to be doing business, on all or part of the net income, profits or gains of that Person (whether worldwide, or only insofar as such income, profits or gains are considered to arise in or to relate to a particular jurisdiction, or otherwise).

"Total Capitalization" means, at any time, the difference between (i) the sum of each of the following at such time with respect to the Borrower and the Subsidiaries, determined on a consolidated basis in accordance with GAAP: (a) preferred Equity Interests (less deferred compensation relating to unallocated convertible preferred Equity Interests held by the Employee Stock Ownership Plan), plus (b) common Equity Interests and any premium on capital Equity Interests thereon (as such term is used in the Financial Statements), plus (c) retained earnings, plus (d) Total Indebtedness, and (ii) treasury stock at such time of the Borrower and the Subsidiaries, determined on a consolidated basis in accordance with GAAP.

"Total Indebtedness" means at any time, all Indebtedness (net of unamortized premium and discount (as such term is used in the Financial Statements)) at such time of the Borrower and the Subsidiaries, determined on a consolidated basis in accordance with GAAP.

"Transactions" means (i) the execution, delivery and performance by the Borrower of each Loan Document to which it is a party, (ii) the borrowing of the Loans and the issuance of the Letters of Credit, and (iii) the use of the proceeds of the Loans and the Letters of Credit.

"Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to (i) the Adjusted LIBO Rate or (ii) the Alternate Base Rate.

"Voting Security" means a security which ordinarily has voting power for the election of the board of directors (or other governing body), whether at all times or only so long as no senior class of Equity Interests has such voting power by reason of any contingency.

"WestLB" means WestLB AG, New York Branch.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.2   Classification of Loans and Borrowings

For purposes of this Credit Agreement, (i) Loans may be classified and referred to by Type (e.g., a "Eurodollar Loan") and (ii) Borrowings may also be classified and referred to by Type (e.g., a "Eurodollar Borrowing").

Section 1.3   Terms Generally

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (ii) any definition of or reference to any law shall be construed as referring to such law as from time to time amended and any successor thereto and the rules and regulations promulgated from time to time thereunder, (iii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iv) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Credit Agreement in its entirety and not to any particular provision hereof, (v) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Credit Agreement, and (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.4   Accounting Terms; GAAP

Except as otherwise expressly provided herein, as used in the Loan Documents and in any certificate, opinion or other document made or delivered pursuant thereto, accounting terms not defined in Section 1.1, and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP. If at any time any change in GAAP would affect the computation of any financial requirement set forth in this Credit Agreement, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such requirement to reflect such change in GAAP (subject to the approval of the Required Lenders), provided that, until so amended, (i) such requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Borrower shall provide to the Credit Parties financial statements and other documents required under this Credit Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such requirement made before and after giving effect to such change in GAAP. Except as otherwise expressly provided herein, the computation of financial ratios and requirements set forth in this Credit Agreement shall be consistent with the Borrower's financial statements required to be delivered hereunder.

Section 1.5   Rounding

Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

ARTICLE 2.

THE CREDITS

Section 2.1   Commitments

Subject to the terms and conditions hereof, each Lender agrees to make Loans to the Borrower in dollars from time to time during the Availability Period in an aggregate principal amount that will not result in such Lender's Credit Exposure exceeding such Lender's Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Loans.

Section 2.2   Loans and Borrowings

(a)   Each Loan shall be made as part of a Borrowing consisting of Loans made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder, provided that the Commitments of the Lenders are several, and no Lender shall be responsible for any other Lender's failure to make Loans as required.

(b)   Subject to Section 3.4, each Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans, as applicable, in each case as the Borrower may request in accordance herewith. Each Lender at its option may make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan, provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Credit Agreement.

(c)   At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of 1,000,000 and not less than $5,000,000. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000, provided that an ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Commitments or in an aggregate amount that is required to finance or the reimbursement of an LC Disbursement as contemplated by Section 2.8(e). Borrowings of more than one Type may be outstanding at the same time, provided that there shall not at any time be more than a total of five Eurodollar Borrowings outstanding.

(d)   Notwithstanding any other provision of this Credit Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

Section 2.3   Requests for Borrowings

(a)   To request a Borrowing, the Borrower shall deliver a Credit Request to the Administrative Agent by hand or facsimile (or transmit by electronic communication, if arrangements for doing so have been approved by the Administrative Agent) or notify the Administrative Agent by telephone, in each case to be promptly confirmed by the delivery to the Administrative Agent of a signed Credit Request (i) in the case of a Eurodollar Borrowing, not later than 11:30 a.m., New York City time, three Business Days before the date of the proposed Borrowing or (ii) in the case of an ABR Borrowing, not later than 11:30 a.m., New York City time, on the date of the proposed Borrowing.

Each such Credit Request (including each such telephonic request) shall be irrevocable and shall specify the following information in compliance with Section 2.2:

> (i) the aggregate amount of the requested Borrowing;

> (ii) the date of such Borrowing, which shall be a Business Day;

> (iii) whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;

> (iv) in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period"; and

> (v) the location and number of the Borrower's account to which funds are to be disbursed, which shall comply with the requirements of Section 2.4.

(b) If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month's duration. Promptly following receipt of a Credit Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender's Loan to be made as part of the requested Borrowing.

Section 2.4   Funding of Borrowings

(a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 2:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. Subject to Section 5.2, the Administrative Agent will make such Loans available to the Borrower by promptly crediting or otherwise transferring the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent and designated by the Borrower in the applicable Credit Request, provided that ABR Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.8(e) shall be remitted by the Administrative Agent to the Issuing Bank.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.4(a) or Section 2.8(e) and may, in reliance upon such assumption, make available to the Borrower or the Issuing Bank, as applicable, a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower or the Issuing Bank, as applicable, to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate that would be otherwise applicable to such Borrowing. Such payment by the Borrower, however, shall be

without prejudice to its rights against such Lender. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing.

Section 2.5   Termination, Reduction and Increase of Commitments

(a)   Unless previously terminated, the Commitments shall terminate on the Maturity Date.

(b)   The Borrower may at any time terminate, or from time to time reduce, the Commitments, provided that (i) the Borrower shall not terminate or reduce the Commitments if, after giving effect to any concurrent prepayment or repayment of the Loans in accordance with Section 2.7, the sum of the Credit Exposures would exceed the total Commitments, (ii) each such reduction of the Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000 and (iii) any reduction of the Commitments to an amount below the LC Commitment shall be automatically reduce the LC Commitment on a dollar for dollar basis.

(c)   The Borrower shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable, provided that a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Each reduction, and any termination, of the Commitments shall be permanent and each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

(d)   The Borrower may at any time and from time to time prior to the Maturity Date, at its sole cost, expense and effort, request any one or more of the Lenders to increase its Commitment (the decision to increase the Commitment of a Lender to be within the sole and absolute discretion of such Lender), or any other Person reasonably satisfactory to the Administrative Agent and the Issuing Bank to provide a new Commitment, by submitting to the Administrative Agent and the Issuing Bank an Increase Supplement duly executed by the Borrower and each such Lender or other Person, as the case may be. If such Increase Supplement is in all respects reasonably satisfactory to the Administrative Agent and the Issuing Bank, the Administrative Agent shall execute such Increase Supplement and the Administrative Agent shall deliver a copy thereof to the Borrower and each such Lender or other Person, as the case may be. Upon execution and delivery of such Increase Supplement by the Administrative Agent and the Issuing Bank, (x) in the case of each such Lender (an "Increasing Lender"), its Commitment shall be increased to the amount set forth in such Increase Supplement, (y) in the case of each such other Person, such other Person shall become a party hereto and have the rights and obligations of a Lender under the Loan Documents and its Commitment shall be as set forth in such Increase Supplement; provided that:

(i)   immediately after giving effect thereto, the sum of all increases in the aggregate Commitments made pursuant to this Section 2.5(d) shall not exceed $25,000,000;

(ii)   each such increase of the aggregate Commitments shall be in an amount not less than $10,000,000 or such amount plus an integral multiple of $1,000,000;

(iii) if Loans would be outstanding immediately after giving effect to any such increase, then simultaneously with such increase (1) each such increasing Lender, each such other Person and each other Lender shall be deemed to have entered into a master assignment and acceptance agreement, in form and substance substantially similar to Exhibit A, pursuant to which each such other Lender shall have assigned to each such increasing Lender and each such other Person a portion of its Loans necessary to reflect proportionately the Commitments as adjusted in accordance with this subsection (f), and (2) in connection with such assignment, each such increasing Lender and each such other Person shall pay to the Administrative Agent, for the account of each such other Lender, such amount as shall be necessary to reflect the assignment to it of Loans, and in connection with such master assignment each such other Lender may treat the assignment of Eurodollar Borrowings as a prepayment of such Eurodollar Borrowings for purposes of Section 3.6;

(iv) each such other Person shall have delivered to the Administrative Agent and the Borrower all forms, if any, that are required to be delivered by such other Person pursuant to Section 3.7; and

(v) the Borrower shall have delivered to the Administrative Agent with sufficient copies for each Lender a certificate of a Financial Officer demonstrating pro forma compliance with the terms of this Credit Agreement through the Maturity Date and the Administrative Agent shall have received such certificates and other items as it shall reasonably request in connection with such increase.

Section 2.6   Repayment of Loans; Evidence of Debt

(a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan on the Maturity Date.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the debt of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

(d) The entries made in the accounts maintained pursuant to paragraphs (b) or (c) of this Section shall, to the extent not inconsistent with any entries made in the Notes, be prima facie evidence of the existence and amounts of the obligations recorded therein, provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Credit Agreement.

(e) The Loans made by each Lender shall be evidenced by a Note payable to the order of such Lender, substantially in the form of Exhibit D.

Section 2.7   Prepayment of Loans

(a)   Voluntary Prepayments. The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to the requirements of this Section.

(b)   Prepayments Resulting from the Reduction of the Total Commitments. In the event of any partial reduction or termination of the Commitments, then (i) at or prior to the date of such reduction or termination, the Administrative Agent shall notify the Borrower and the Lenders of the sum of the Credit Exposures after giving effect thereto and (ii) if such sum would exceed the total Commitments after giving effect to such reduction or termination, then the Borrower shall, on the date of such reduction or termination, prepay Borrowings in an amount sufficient to eliminate such excess.

(c)   Notice of Prepayment; Application of Prepayments. The Borrower shall notify the Administrative Agent by telephone (confirmed by facsimile) of any prepayment hereunder, (i) in the case of a prepayment of a Eurodollar Borrowing, not later than 11:30 a.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR Borrowing, not later than 11:30 a.m., New York City time, on the date of the prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid, provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.5, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.5. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing under Section 2.7(a) shall, when added to the amount of each concurrent reduction of the Commitments and prepayment of Borrowings under such Sections, be in an integral multiple of $1,000,000 and not less than $5,000,000 (or, if the outstanding principal balance of the Revolving Loans is less that such minimum amount, then such lesser outstanding principal balance, as the case may be). Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 3.1.

Section 2.8   Letters of Credit

(a)   General. Subject to the terms and conditions set forth herein, the Borrower may request the issuance of Letters of Credit denominated in dollars for its own account, in a form acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time during the period from the Closing Date to the tenth Business Day preceding the last day of the Availability Period. In the event of any inconsistency between the terms and conditions of this Credit Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Credit Agreement shall control.

(b)   Notice of Issuance; Amendment; Renewal; Extension; Certain Conditions. To request the issuance of a New Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or facsimile (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (not later than three Business Days before the requested date of issuance, amendment, renewal or extension) a Credit Request requesting the issuance of a New Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the

date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit, provided that no such notice shall be required in connection with the extension of an Evergreen Letter of Credit. If requested by the Issuing Bank, the Borrower also shall submit a letter of credit application on the Issuing Bank's standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and, upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (i) the LC Exposure shall not exceed the Letter of Credit Commitment and (ii) the total Credit Exposures shall not exceed the total Commitments.

(c)   Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date that is one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension), and (ii) the date that is ten Business Days prior to the Maturity Date, provided that any Letter of Credit may provide for the automatic renewal thereof for any period (unless the Issuing Bank elects not to extend) so long as such period ends (x) ten Business Days prior to the Maturity Date or (y) if the Borrower shall have deposited cash collateral with the Administrative Agent as required by Section 2.8(i), ten Business Days prior to the date that is one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension).

(d)   Participations. By the issuance of a New Letter of Credit or, in the case of an Existing Letter of Credit, the execution and delivery of this Credit Agreement (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Lender and each Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender's Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each such Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender's Applicable Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason. Each such Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever; provided that no Lender shall be obligated to make any payment to the Administrative Agent for any wrongful LC Disbursement made by the Issuing Bank as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Issuing Bank.

(e)   Reimbursement If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, then the Issuing Bank shall either (i) notify the Borrower to reimburse the Issuing Bank therefor, in which case the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement and any accrued interest thereon not later than 2:00 p.m. on the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 11:00 a.m. on such date, or if such notice has not been received by the Borrower prior to such time on such date, then not later than 2:00 p.m. on the

Business Day immediately following the day that the Borrower receives such notice, provided that, if the LC Disbursement is equal to or greater than $1,000,000, the Borrower may, subject to the conditions of borrowing set forth herein, request in accordance with Section 2.3 or this Section 2.8 that such payment be financed with an ABR Borrowing in an equivalent amount and, to the extent so financed, the Borrower's obligation to make such payment shall be discharged and replaced by the resulting ABR Borrowing, and/or (ii) notify the Administrative Agent that the Issuing Bank is requesting that the Lenders make an ABR Borrowing in an amount equal to such LC Disbursement and any accrued interest thereon, in which case (A) the Administrative Agent shall notify each Lender of the details thereof and of the amount of such Lender's Loan to be made as part of such ABR Borrowing, and (B) each Lender shall, whether or not any Default shall have occurred and be continuing, any representation or warranty shall be accurate, any condition to the making of any Loan hereunder shall have been fulfilled, or any other matter whatsoever, make the Loan to be made by it under this paragraph by wire transfer of immediately available funds to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders on (1) the Business Day that such Lender receives such notice, if such notice is received prior to 12:00 noon, New York City time, on the day of receipt or (2) the Business Day immediately following the day that such Lender receives such notice, if such notice is not received prior to such time on the day of receipt. Such Loans shall, for all purposes hereof, be deemed to be an ABR Borrowing referred to in Section 2.2(a) and made pursuant to Section 2.3, and the Lenders obligations to make such Loans shall be absolute and unconditional. The Administrative Agent will make such Loans available to the Issuing Bank by promptly crediting or otherwise transferring the amounts so received, in like funds, to the Issuing Bank for the purpose of repaying in full the LC Disbursement and all accrued interest thereon.

(f)   Obligations Absolute. The Borrower's obligations to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Credit Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or any Loan Document, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent, insufficient or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, (iv) any amendment or waiver of or any consent to departure from all or any of the provisions of any Letter of Credit or any Loan Document, (v) the existence of any claim, set-off, defense or other right that the Borrower, any other party guaranteeing, or otherwise obligated with, such Borrower, any Subsidiary or other Affiliate thereof or any other Person may at any time have against the beneficiary under any Letter of Credit, any Credit Party or any other Person, whether in connection with this Credit Agreement, any other Loan Document or any other related or unrelated agreement or transaction, or (vi) any other act or omission to act or delay of any kind of any Credit Party or any other Person or any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of set-off against, the Borrower's obligations hereunder. Neither any Credit Party nor any of their respective Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to

consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by the Issuing Bank's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)   Disbursement Procedures. The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly notify (which may include telephonic notice, promptly confirmed by facsimile) the Administrative Agent and the Borrower of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Issuing Bank and the Lenders with respect to any such LC Disbursement.

(h)   Interim Interest. If the Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate per annum then applicable to ABR Loans; provided that, if the Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 3.1(b) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

(i)   Cash Collateral. In the event that (i) an Event of Default shall occur and be continuing or (ii) any Letters of Credit are outstanding on or after the tenth Business Day prior to the Maturity Date (or any LC Disbursements remain unreimbursed on or after such date), the Borrower shall deposit with the Administrative Agent in immediately available funds on the Business Day on which it receives notice from the Administrative Agent or Required Lenders demanding the deposit of cash collateral in the case of clause (i), or on or before the tenth Business Day prior to the Maturity Date in the case of clause (ii), an amount equal to the Required Deposit Amount, which amount shall be held by the Administrative Agent as cash collateral pursuant to a cash collateral agreement in form and substance satisfactory to the Administrative Agent and the Issuing Bank to secure the Borrower's reimbursement obligations with respect to LC Disbursements; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default described in clause (h) or (i) of Article 8. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrower under this Credit Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Such deposit shall not bear interest, nor shall the Administrative Agent be under any obligation whatsoever to invest the same, provided that, at the request of the Borrower, such deposit shall be invested by the Administrative Agent in direct short

term obligations of, or short term obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America, in each case maturing no later than the expiry date of the Letter of Credit giving rise to the relevant LC Exposure. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Required Lenders), be applied to satisfy other obligations of the Borrower under this Credit Agreement. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived. If the Borrower is required to provide cash collateral hereunder as a result of clause (ii) of the first sentence of this subsection, the amount thereof (to the extent not applied as aforesaid) shall be returned to the Borrower when the LC Exposure is zero and all Letters of Credit shall have been returned to the Issuing Bank and shall have been cancelled.

Section 2.9   Payments Generally; Pro Rata Treatment; Sharing of Set-offs

(a)   The Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal of Loans, LC Disbursements, interest or fees, or of amounts payable under Sections 3.5, 3.6, 3.7 or 10.3, or otherwise) prior to 1:00 p.m., New York City time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its office at One Wall Street, New York, New York, or such other office as to which the Administrative Agent may notify the other parties hereto, except payments to be made to the Issuing Bank as expressly provided herein and except that payments pursuant to Sections 3.5, 3.6, 3.7 and 10.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in dollars.

(b)   Each Borrowing, each payment or prepayment of principal of any Borrowing, each payment of interest on the Loans, each payment of fees, each reduction of the Commitments and each conversion of any Borrowing to or continuation of any Borrowing as a Borrowing of any Type shall be allocated pro rata among the Lenders in accordance with their respective applicable Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their outstanding Loans). Each Lender agrees that in computing such Lender's portion of any Borrowing to be made hereunder, the Administrative Agent may, in its discretion, round each Lender's percentage of such Borrowing to the next higher or lower whole dollar amount. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal of Loans, unreimbursed LC Disbursements, interest, fees and commissions then due hereunder, such funds shall be applied (i) first, towards payment of interest, fees and commissions then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest, fees and commissions then due to such parties and (ii) second, towards payment of principal of Loans and unreimbursed LC Disbursements then due hereunder, ratably

among the parties entitled thereto in accordance with the amounts of principal of Loans and unreimbursed LC Disbursements then due to such parties.

(c)   If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of, or interest on, any of its Loans or participations in LC Disbursements resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in LC Disbursements and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in LC Disbursements of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of, and accrued interest on, their respective Loans and participations in LC Disbursements, provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Credit Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d)   Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the applicable Credit Parties hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to such Credit Parties the amount due. In such event, if the Borrower has not in fact made such payment, then each such Credit Party severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Credit Party with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e)   If any Credit Party shall fail to make any payment required to be made by it pursuant to Section 2.4(b) or 2.8(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Credit Party to satisfy such Credit Party's obligations under such Sections until all such unsatisfied obligations are fully paid.

ARTICLE 3.

INTEREST, FEES, YIELD PROTECTION, ETC.

Section 3.1   Interest

(a)   The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate. The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin.

(b)   Notwithstanding the foregoing, if any principal of or interest on any Loan, any reimbursement obligation in respect of any LC Disbursement or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraph of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to ABR Borrowings as provided in the preceding paragraph of this Section.

(c)   Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan, provided that (i) interest accrued pursuant to paragraph (b) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment, and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(d)   All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, Adjusted LIBO Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent clearly demonstrable error. The Administrative Agent shall, as soon as practicable, notify the Borrower and the Lenders of the effective date and the amount of each such change in the Prime Rate, but any failure to so notify shall not in any manner affect the obligation of the Borrower to pay interest on the Loans in the amounts and on the dates required.

Section 3.2   Interest Elections Relating to Borrowings

(a)   Each Borrowing initially shall be of the Type specified in the applicable Credit Request and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified in such Credit Request. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b)   To make an election pursuant to this Section, the Borrower shall deliver to the Administrative Agent a signed Interest Election Request in a form approved by the Administrative Agent (or notify the Administrative Agent by telephone, to be promptly confirmed by delivery to the Administrative Agent of a signed Interest Election Request) by the time that a Credit Request would be required under Section 2.3 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election.

(c)   Each such telephonic and written Interest Election Request shall be irrevocable and shall specify the following information:

(i)   the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) of this paragraph shall be specified for each resulting Borrowing);

(ii)   the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)   whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv)   if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period".

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month's duration.

(d)   Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

(e)   If the Borrower fails to deliver a timely Interest Election Request prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period, such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing, (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 3.3   Fees

(a)   The Borrower agrees to pay to the Administrative Agent for the account of each Lender, a facility fee, which shall accrue at a rate per annum equal to the Applicable Margin on the daily amount of the Commitment of such Lender (regardless of usage) during the period from and including the date on which this Credit Agreement becomes effective pursuant to Section 10.6 to but excluding the date on which such Commitment terminates; provided that, if such Lender continues to have any Credit Exposure after its Commitment terminates, then such facility fee shall continue to

accrue on the daily amount of such Lender's Credit Exposure from and including the date on which such Lender's Commitment terminates to but excluding the date on which such Lender ceases to have any Credit Exposure. Accrued facility fees shall be payable in arrears on the last day of March, June, September and December of each year, each date on which the Commitments are permanently reduced and on the date on which the Commitments terminate, commencing on the first such date to occur after the Agreement Date, provided that all unpaid facility fees shall be payable on the date on which the Commitments terminate and provided further that facility fees which accrue after the Commitments terminate shall be payable on demand. All facility fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b) The Borrower agrees to pay (i) to the Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at a rate per annum equal to the Applicable Margin on the average daily amount of such Lender's LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of the date on which such Lender's Commitment terminates and the date on which such Lender ceases to have any LC Exposure and (ii) to the Issuing Bank for its own account a fronting fee, which shall accrue at the rate or rates per annum separately agreed upon between the Borrower and the Issuing Bank on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure, as well as the Issuing Bank's standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Accrued participation fees and fronting fees shall be payable in arrears on the last day of March, June, September and December of each year, commencing on the first such date to occur after the date hereof; provided that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Bank pursuant to this paragraph shall be payable within ten days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c) The Borrower agrees to pay to the Administrative Agent for the account of each Lender during the period from and including the date on which this Credit Agreement becomes effective pursuant to Section 10.6 to but excluding the date on which such Commitment terminates; a utilization fee which shall accrue at a rate per annum equal to 0.125% on the aggregate Credit Exposure for each day that such aggregate Credit Exposure shall exceed 50.0% of the Commitments of all Lenders, provided that, if such Lender continues to have any Credit Exposure after its Commitment terminates, then such utilization fee shall continue to accrue on the daily amount of such Lender's Credit Exposure from and including the date on which such Lender's Commitment terminates to but excluding the date on which such Lender ceases to have any Credit Exposure. Accrued utilization fees shall be payable in arrears on the last day of March, June, September and December of each year, each date on which the Commitments are permanently reduced and on the date on which the Commitments terminate, commencing on the first such date to occur after the Agreement Date, provided that all unpaid utilization fees shall be payable on the date on which the Commitments terminate and provided further that utilization fees which accrue after the Commitments terminate shall be payable on demand. All utilization fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(d)   The Borrower agrees to pay to each Credit Party, for its own account, fees and other amounts payable in the amounts and at the times separately agreed upon in writing between the Borrower and such Credit Party.

(e)   All fees and other amounts payable hereunder shall be paid on the dates due, in immediately available funds. Fees and other amounts paid shall not be refundable under any circumstances.

Section 3.4   Alternate Rate of Interest

If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period; or

(b) the Administrative Agent is advised by Required Lenders that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone (confirmed by facsimile) or facsimile as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective, and (ii) if any Credit Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing.

Section 3.5   Increased Costs; Illegality

(a)   If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Credit Party (except any such reserve requirement reflected in the Adjusted LIBO Rate); or

(ii)   impose on any Credit Party or the London interbank market any other condition affecting this Credit Agreement, any Eurodollar Loans made by such Credit Party or any participation therein or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Credit Party of making or maintaining any Eurodollar Loan or the cost to such Credit Party of issuing, participating in or maintaining any Letter of Credit hereunder or to increase the cost to such Credit Party or to reduce the amount of any sum received or receivable by such Credit Party hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Credit Party such additional amount or amounts as will compensate such Credit Party for such additional costs incurred or reduction suffered.

(b)   If any Credit Party determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Credit Party's capital or on the capital of such Credit Party's holding company, if any, as a consequence of this Credit Agreement or the Loans made, the Letters of Credit issued or the participations therein held, by such Credit Party to a level below that which such Credit Party or such Credit Party's holding company could have achieved but for such Change in Law (taking into consideration such Credit Party's policies and the policies of such Credit Party's holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Credit Party such additional amount or amounts as will compensate such Credit Party or such Credit Party's holding company for any such reduction suffered.

(c)   A certificate of a Credit Party setting forth the amount or amounts necessary to compensate such Credit Party or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Credit Party the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)   Failure or delay on the part of any Credit Party to demand compensation pursuant to this Section shall not constitute a waiver of such Credit Party's right to demand such compensation; provided that the Borrower shall not be required to compensate a Credit Party pursuant to this Section for any increased costs or reductions incurred more than 90 days prior to the date that such Credit Party notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Credit Party's intention to claim compensation therefor; and provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90 day period referred to above shall be extended to include the period of retroactive effect thereof.

(e)   Notwithstanding any other provision of this Credit Agreement, if, after the Agreement Date, any Change in Law shall make it unlawful for any Lender to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to any Eurodollar Loan, then, by written notice to the Borrower and to the Administrative Agent:

(i)   such Lender may declare that Eurodollar Loans will not thereafter (for the duration of such unlawfulness) be made by such Lender hereunder (or be continued for additional Interest Periods) and ABR Loans will not thereafter (for such duration) be converted into Eurodollar Loans, whereupon any request for a Eurodollar Borrowing or to convert an ABR Borrowing to a Eurodollar Borrowing or to continue a Eurodollar Borrowing, as applicable, for an additional Interest Period shall, as to such Lender only, be deemed a request for an ABR Loan (or a request to continue an ABR Loan as such for an additional Interest Period or to convert a Eurodollar Loan into an ABR Loan, as applicable), unless such declaration shall be subsequently withdrawn; and

(ii)   such Lender may require that all outstanding Eurodollar Loans made by it be converted to ABR Loans, in which event all such Eurodollar Loans shall be automatically converted to ABR Loans, as of the effective date of such notice as provided in the last sentence of this paragraph.

In the event any Lender shall exercise its rights under clause (i) or (ii) of this paragraph, all payments and prepayments of principal that would otherwise have been applied to repay the Eurodollar Loans that would have been made by such Lender or the converted Eurodollar Loans of such Lender shall instead be applied to repay the ABR Loans made by such Lender in lieu of, or resulting from the

conversion of, such Eurodollar Loans, as applicable. For purposes of this paragraph, a notice to the Borrower by any Lender shall be effective as to each Eurodollar Loan made by such Lender, if lawful, on the last day of the Interest Period currently applicable to such Eurodollar Loan; in all other cases such notice shall be effective on the date of receipt by the Borrower.

Section 3.6   Break Funding Payments

In the event of (a) the payment or prepayment (voluntary or otherwise) of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.7(c) and is revoked in accordance therewith), or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period or maturity date applicable thereto as a result of a request by the Borrower pursuant to Section 3.8, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurodollar Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

Section 3.7   Taxes

(a)   Payments to be Free and Clear. Provided that all documentation, if any, then required to be delivered by any Lender or the Administrative Agent pursuant to Section 3.7(c) has been delivered, all sums payable by the Borrower under the Loan Documents shall be paid free and clear of and (except to the extent required by law) without any deduction or withholding on account of any Tax (other than a Tax on the Overall Net Income of any Lender (for which payment need not be free and clear, but no deduction or withholding shall be made unless then required by applicable law)) imposed, levied, collected, withheld or assessed by or within the United States or any political subdivision in or of the United States or any other jurisdiction from or to which a payment is made by or on behalf of the Borrower or by any federation or organization of which the United States or any such jurisdiction is a member at the time of payment.

(b)   Grossing up of Payments. If the Borrower or any other Person is required by law to make any deduction or withholding on account of any such Tax from any sum paid or payable by the Borrower to the Administrative Agent or any Lender under any of the Loan Documents:

(i)   the Borrower shall notify the Administrative Agent and such Lender of any such requirement or any change in any such requirement as soon as the Borrower becomes aware of it;

(ii)   the Borrower shall pay any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on the Borrower) for its own account or (if that liability is imposed on the Administrative Agent or such Lender, as the case may be) on behalf of and in the name of the Administrative Agent or such Lender, as the case may be;

(iii)   the sum payable by the Borrower to the Administrative Agent or a Lender in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, the Administrative Agent or such Lender, as the case may be, receives on the due date therefor a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and

(iv)   within 30 days after paying any sum from which it is required by law to make any deduction or withholding, and within 30 days after the due date of payment of any Tax which it is required by clause (ii) above to pay, the Borrower shall deliver to the Administrative Agent and the applicable Lender evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant Governmental Authority;

(v)   provided that no additional amount shall be required to be paid to any Lender under clause (iii) above except to the extent that any change after the date hereof (in the case of each Lender listed on the signature pages hereof) or after the date of the Assignment and Acceptance Agreement pursuant to which such Lender became a Lender (in the case of each other Lender) if any such requirement for a deduction, withholding or payment as is mentioned therein shall result in an increase in the rate of such deduction, withholding or payment from that in effect at the date of this Agreement or at the date of such Assignment and Acceptance Agreement, as the case may be, in respect of payments to such Lender, and provided further that any Lender claiming any additional amounts payable pursuant to this Section 3.7 shall use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to change the jurisdiction of its Applicable Lending Office or take other appropriate action if the making of such a change or the taking of such action, as the case may be, would avoid the need for, or reduce the amount of, any such additional amounts that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.

(c)   Tax Certificates. Each Foreign Lender shall deliver to the Borrower (with a copy to the Administrative Agent), on or prior to the Closing Date (in the case of each Foreign Lender listed on the signature pages hereof) or on the effective date of the Assignment and Acceptance Agreement pursuant to which it becomes a Lender (in the case of each other Foreign Lender), and at such other times as may be necessary in the determination of the Borrower or the Administrative Agent (each in the reasonable exercise of its discretion), including upon the occurrence of any event requiring a change in the most recent counterpart of any form set forth below previously delivered by such Foreign Lender to the Borrower, such certificates, documents or other evidence, properly completed and duly executed by such Foreign Lender (i) two accurate and complete original signed copies of Internal Revenue Service Form W8-BEN or Form W8-ECI, or successor applicable form and (ii) an Internal Revenue Service Form W-8 or W-9 (or any other certificate or statement of exemption required by Treasury Regulations Section 1.1441 4(a) or Section 1.1441 6(c) or any successor thereto) to establish that such Foreign Lender is not subject to deduction or withholding of United States federal income tax under Section 1441 or 1442 of the Code or otherwise (or under any

comparable provisions of any successor statute) with respect to any payments to such Foreign Lender of principal, interest, fees or other amounts payable under any of the Loan Documents. The Borrower shall not be required to pay any additional amount to any such Foreign Lender under Section 3.7(b)(iii) if such Foreign Lender shall have failed to satisfy the requirements of the immediately preceding sentence; provided that if such Foreign Lender shall have satisfied such requirements on the Closing Date (in the case of each Foreign Lender listed on the signature pages hereof) or on the effective date of the Assignment and Acceptance Agreement pursuant to which it becomes a Lender (in the case of each other Foreign Lender), nothing in this Section shall relieve the Borrower of its obligation to pay any additional amounts pursuant to Section 3.7(b)(iii) in the event that, as a result of any change in applicable law, such Foreign Lender is no longer properly entitled to deliver certificates, documents or other evidence at a subsequent date establishing the fact that such Foreign Lender is not subject to withholding as described in the immediately preceding sentence.

Section 3.8   Mitigation Obligations

In the event that (i) the Borrower becomes obligated to pay additional amounts to any Lender pursuant to Section 3.5, Section 3.6 or Section 3.7, or (ii) any Lender defaults in its obligation to fund Loans hereunder on two or more occasions, the Borrower may, within 60 days of the demand by such Lender for such additional amounts or the relevant default by such Lender, as the case may be, and subject to and in accordance with the provisions of Section 10.4, designate an Eligible Assignee (acceptable to the Administrative Agent and the Issuing Bank) to purchase and assume all its interests, rights and obligations under the Loan Documents, without recourse to or warranty by or expense to, such Lender, for a purchase price equal to the outstanding principal amount of such Lender's Loans plus any accrued but unpaid interest thereon and accrued but unpaid facility fees, utilization fees and letter of credit fees in respect of such Lender's Commitment and any other amounts payable to such Lender hereunder, and to assume all the obligations of such Lender hereunder, and, upon such purchase, such Lender shall no longer be a party hereto or have any rights hereunder (except those that survive full repayment hereunder) and shall be relieved from all obligations to the Borrower hereunder, and the Eligible Assignee shall succeed to the rights and obligations of such Lender hereunder. The Borrower shall execute and deliver to such Eligible Assignee a Note. Notwithstanding anything herein to the contrary, in the event that a Lender is replaced pursuant to this Section 3.8 as a result of the Borrower becoming obligated to pay additional amounts to such Lender pursuant to Section 3.5, Section 3.6 or Section 3.7, such Lender shall be entitled to receive such additional amounts as if it had not been so replaced.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Credit Parties that:

Section 4.1   Organization; Powers

Each of the Borrower and the Subsidiaries is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization or formation, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

Section 4.2   Authorization; Enforceability

   The Transactions are within the corporate powers of the Borrower and have been duly authorized by all necessary corporate and, if required, equity holder action. Each Loan Document has been duly executed and delivered by the Borrower and constitutes a legal, valid and binding obligation thereof, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general principles of equity.

Section 4.3   Governmental Approvals; No Conflicts

   The Transactions (i) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except for (x) information filings to be made in the ordinary course of business, which filings are not a condition to the Borrower's performance under the Loan Documents, (y) the filing of the Credit Agreement with the LPSC within 30 days after the Closing Date, provided that the failure to so file the Credit Agreement does not affect the Borrower's performance under the Loan Documents, and (z) such as have been obtained or made and are in full force and effect and not subject to any appeals period, provided that the LSPC Order is subject to appeal until May 23, 2005, (ii) will not violate any applicable law or regulation or the charter, by laws or other organizational documents of the Borrower or any order of any Governmental Authority, (iii) will not violate or result in a default under any material indenture, agreement or other instrument binding upon the Borrower or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower, and (iv) will not result in the creation or imposition of any Lien on any asset of the Borrower (other than Liens expressly permitted by Section 7.1).

Section 4.4   Financial Condition; No Material Adverse Change

   (a) The Borrower has heretofore delivered to the Credit Parties copies of its Form 10-K for the fiscal year ended December 31, 2004, containing the audited consolidated balance sheet of the Borrower and the Subsidiaries and the related consolidated statements of income, members' equity and cash flows for the fiscal years ending December 31, 2004, December 31, 2003 and December 31, 2002 (with the applicable related notes and schedules, the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP and fairly present the consolidated financial condition and results of the operations of the Borrower as of the dates and for the periods indicated therein.

   (b) Since December 31, 2004, each of the Borrower and the Subsidiaries has conducted its business only in the ordinary course and there has been no Material Adverse Change.

Section 4.5 Properties

   (a) Each of the Borrower and the Subsidiaries has, subject to Permitted Encumbrances, good title to, or valid leasehold interests in, all its real and personal property material to its business, except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

   (b) Each of the Borrower and the Subsidiaries owns, possesses adequate licenses or is otherwise entitled to use, all Intellectual Property material to its business, and the use thereof by the Borrower and the Subsidiaries does not infringe upon the rights of any other Person, except for any

failure to own or have such rights or any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

Section 4.6   Litigation and Environmental Matters

(a)   There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened in writing against or affecting the Borrower or any of the Subsidiaries (i) that, if adversely determined (and provided that there exists a reasonable possibility of such adverse determination), could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters), except that the commencement by the Borrower, any of the Subsidiaries or any Governmental Authority of a rate proceeding or earnings review before such Governmental Authority shall not constitute such a pending or threatened action, suit or proceeding unless and until such Governmental Authority has made a final determination thereunder that could reasonably be expected to have a Material Adverse Effect, or (ii) that involve any Loan Document or the Transactions.

(b)   Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect:

(i)   to the best knowledge of the Borrower, the properties owned, leased or operated by the Borrower and the Subsidiaries (the "Properties") do not contain any Hazardous Materials in amounts or concentrations which (i) constitute, or constituted a violation of, (ii) require Remedial Action under, or (iii) could give rise to liability under, Environmental Laws, which violations, Remedial Actions and liabilities, in the aggregate, could reasonably be expected to result in a Material Adverse Effect,

(ii)   to the best knowledge of the Borrower, the Properties and all operations of the Borrower and the Subsidiaries are in compliance in all material respects, and in the last five years have been in compliance, with all Environmental Laws, and all necessary Environmental Permits have been obtained and are in effect, except to the extent that such non-compliance or failure to obtain any necessary permits, in the aggregate, could not reasonably be expected to result in a Material Adverse Effect,

(iii)   to the best knowledge of the Borrower, there have been no Releases or threatened Releases at, from, under or proximate to the Properties or otherwise in connection with the current or former operations of the Borrower or the Subsidiaries, which Releases or threatened Releases, in the aggregate, could reasonably be expected to result in a Material Adverse Effect,

(iv)   neither the Borrower nor any of the Subsidiaries has received any notice directly or otherwise learned indirectly (through a Corporate Officer) of an Environmental Claim in connection with the Properties or the current or former operations of the Borrower or the Subsidiaries or with regard to any Person whose liabilities for environmental matters the Borrower or the Subsidiaries has retained or assumed, in whole or in part, contractually, by operation of law or otherwise, which, in the aggregate, could reasonably be expected to result in a Material Adverse Effect, nor do the Borrower or the Subsidiaries have reason to believe that any such notice will be received or is being overtly threatened, and

(v)   to the best knowledge of the Borrower, Hazardous Materials have not been transported from the Properties, nor have Hazardous Materials been generated, treated, stored or disposed of at, on or under any of the Properties in a manner that could give rise to liability under any Environmental Law, nor have the Borrower or the Subsidiaries retained or assumed any liability, contractually, by operation of law or otherwise, with respect to the generation, treatment, storage or disposal of Hazardous Materials, which transportation, generation, treatment, storage or disposal, or retained or assumed liabilities, in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(c)   Since the Agreement Date, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

Section 4.7   Compliance with Laws and Agreements

Each of the Borrower and the Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect (other than Disclosed Matters). No Default has occurred and is continuing.

Section 4.8   Investment and Holding Company Status

Neither the Borrower nor any of the Subsidiaries is (i) an "investment company" or a company "controlled" by an "investment company" as defined in, or is otherwise subject to regulation under, the Investment Company Act of 1940, as amended, or (ii) a "holding company", or an "affiliate" or "subsidiary company" of a "holding company", as those terms are defined in the Public Utility Holding Company Act of 1935, as amended, in each case which is subject to registration thereunder.

Section 4.9   Taxes

Each of the Borrower and the Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (i) Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

Section 4.10   ERISA

Each of the Borrower and its ERISA Affiliates is in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations and published interpretations thereunder except for any such failure that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most audited recent financial statements reflecting such amounts, exceed by more than

$10,000,000 the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent audited financial statements reflecting such amounts, exceed by more than $10,000,000 the fair market value of the assets of all such underfunded Plans.

Section 4.11   Disclosure

The Borrower has disclosed to the Credit Parties all agreements, instruments and corporate or other restrictions to which it or any of the Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information furnished by or on behalf of the Borrower or any Subsidiary to any Credit Party in connection with the negotiation of the Loan Documents or delivered thereunder when taken as a whole (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading, provided that, to the extent any such reports, financial statements, certificates or other information was based upon or constitutes a forecast or a projection, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

Section 4.12   Subsidiaries

As of the Agreement Date, the Borrower has only the Subsidiaries set forth on Schedule 4.12, which Schedule sets forth with respect to each Subsidiary, the identity of each Person which owns Equity Interests in such Subsidiary and the percentage of the issued and outstanding Equity Interests owned by each such Person. The shares of each corporate Subsidiary are duly authorized, validly issued, fully paid and non assessable and are owned free and clear of any Liens, other than Liens permitted pursuant to Section 7.1(n). The interest of the Borrower in each non-corporate Subsidiary is owned free and clear of any Liens, other than Liens permitted pursuant to Section 7.1(n). Neither the Borrower nor any Subsidiary has issued any Disqualified Stock.

Section 4.13   Federal Reserve Regulations, etc.

(a)   Neither the Borrower nor any of the Subsidiaries is engaged principally, or as one of their important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock. Immediately before and after giving effect to the making of each Loan and the issuance of each Letter of Credit, Margin Stock will constitute less than 25% of the Borrower's assets as determined in accordance with Regulation U.

(b)   No part of the proceeds of any Loan or any Letter of Credit will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to purchase, acquire or carry any Margin Stock or for any purpose that entails a violation of, or that is inconsistent with, the provisions of the regulations of the Board, including Regulation T, U or X or (ii) to fund a personal loan to or for the benefit of a director or executive officer of a Borrower or any Subsidiary.

ARTICLE 5.

CONDITIONS

Section 5.1   Closing Date

The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 10.2):

(a)   Credit Agreement. The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Credit Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include facsimile transmission of a signed signature page of this Credit Agreement) that such party has signed a counterpart of this Credit Agreement.

(b)   Notes. The Administrative Agent shall have received a Note for each Lender, signed on behalf of the Borrower.

(c)   Legal Opinion. The Administrative Agent shall have received a favorable written opinion (addressed to the Credit Parties and dated the Closing Date) from Phelps Dunbar, L.L.P., special counsel to the Borrower, substantially in the form of Exhibit B, and covering such other matters relating to the Borrower, the Loan Documents and the Transactions as the Required Lenders may reasonably request. The Borrower hereby requests such counsel to deliver such opinions.

(d)   Organizational Documents, etc. The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to (i) the organization, existence and good standing of the Borrower (including (x) a certificate of incorporation of the Borrower, certified as of a recent date by the Secretary of State of the jurisdiction of its incorporation and (y) certificates of good standing (or comparable certificates) for the Borrower, certified as of a recent date prior to the Closing Date, by the Secretaries of State (or comparable official) of the jurisdiction of its incorporation and each other jurisdiction in which it is qualified to do business, (ii) the authorization of the Transactions, (iii) the incumbency of its officer or officers who may sign the Loan Documents, including therein a signature specimen of such officer or officers and (iv) any other legal matters relating to the Borrower, the Loan Documents or the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(e)   Officer's Certificate. The Administrative Agent shall have received a certificate, in form and substance satisfactory to the Administrative Agent, dated the Closing Date and signed by the chief executive officer or the chief financial officer of the Borrower (or other Financial Officer acceptable to the Administrative Agent):

(i)   confirming compliance with the conditions set forth in paragraphs (a) and (b) of Section 5.2; and

(ii)   certifying that all approvals and consents of all Persons required to be obtained in connection with the consummation of the Transactions have been duly obtained and are in full force and effect and that all required notices have been given and all required

waiting periods have expired, attaching thereto true and complete copies of all such required governmental and regulatory authorizations and approvals, including the approval of LPSC.

(f)   <u>Fees and Expenses</u>. The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder.

(g)   <u>Termination of Existing Loan Documents</u>. After giving effect to the application of the proceeds of the Loans on the Closing Date, the Indebtedness under the Existing Loan Documents shall have been fully repaid, the Existing Loan Documents shall have been canceled or terminated, the Borrower shall have been released from all liability thereunder (other than indemnification obligations under the Existing Credit Agreement which, by their terms, survive such termination), and the Administrative Agent shall have received reasonably satisfactory evidence thereof.

(h)   <u>No Material Adverse Change</u>. The Administrative Agent shall have received a certificate of a Financial Officer, in form and substance satisfactory to the Administrative Agent, dated the Closing Date, to the effect that since December 31, 2004, no Material Adverse Change has occurred.

(i)   <u>Certain Agreements</u>. The Administrative Agent shall have received a certificate of a duly authorized officer of the Borrower, in form and substance satisfactory to the Administrative Agent, (i) attaching true and complete copies of each of the CLECO Mortgage and the Employee Stock Ownership Plan, each of which shall be in form and substance satisfactory to the Administrative Agent, and (ii) attaching a true, complete and correct copy of the Inter-Affiliate Policies Agreement, which shall be in form and substance satisfactory to the Administrative Agent.

The Administrative Agent shall notify each of the Borrower and the Credit Parties of the Closing Date, and each such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make Loans and the Issuing Bank to issue Letters of Credit hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to <u>Section 10.2</u>) at or prior to 3:00 p.m., New York City time, on April 30, 2005 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

Section 5.2   <u>Each Credit Event</u>

The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Bank to issue, increase, amend, renew or extend a Letter of Credit, (each such event being called a "<u>Credit Event</u>") is subject to the satisfaction of the following conditions:

(a)   The representations and warranties of the Borrower set forth in the Loan Documents shall be true and correct on and as of the date of such Borrowing or the date of such issuance, increase, amendment, renewal or extension, as applicable, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct on and as of such earlier date,

(b)   At the time of and immediately after giving effect to such Borrowing or such issuance, increase, amendment, renewal or extension, as applicable, no Default shall have occurred and be continuing.

(c)   The Administrative Agent shall have received such other documentation and assurances as shall be reasonably required by it in connection therewith.

(d)   Such Loan or Letter of Credit shall not be prohibited by any applicable law, rule or regulation.

Each Borrowing and each issuance, increase, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in paragraphs (a) and (b) of this Section.

ARTICLE 6.

AFFIRMATIVE COVENANTS

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees and other amounts payable under the Loan Documents shall have been paid in full and all Letters of Credit have expired and all LC Disbursements have been reimbursed, the Borrower covenants and agrees with the Credit Parties that:

Section 6.1   Financial Statements and Other Information

The Borrower will furnish to the Administrative Agent and each Lender:

(a)   As soon as available, but in any event within 120 days after the end of each fiscal year, (i) a copy of the Borrower's Annual Report on Form 10-K in respect of such fiscal year required to be filed by the Borrower with the SEC, together with the financial statements attached thereto, and (ii) the Borrower's audited consolidated balance sheet and related consolidated statements of income, stockholder's equity and cash flows as of the end of and for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by the Accountants (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial conditions and results of operations of the Borrower and the Subsidiaries on a consolidated basis in accordance with GAAP consistently applied during such fiscal year;

(b)   As soon as available, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year, (i) a copy of the Borrower's Quarterly Report on Form 10-Q in respect of such fiscal quarter required to be filed by the Borrower with the SEC, together with the financial statements attached thereto, and (ii) the Borrower's unaudited consolidated balance sheet and related consolidated statements of income, stockholder's equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a duly authorized Financial Officer of the Borrower as presenting fairly in all material respects the financial conditions and results of operations of the Borrower on a consolidated basis in accordance with GAAP consistently applied, subject to normal year end audit adjustments and the absence of footnotes;

(c)   Within 60 days after the end of each of the first three fiscal quarters (120 days after the end of the last fiscal quarter), a Compliance Certificate, signed by a Financial

Officer (or such other officer as shall be acceptable to the Administrative Agent) as to the Borrower's compliance, as of such fiscal quarter ending date, with Section 6.11, and as to the occurrence or continuance of no Default or Event of Default as of such fiscal quarter ending date and the date of such certificate; and

(d)   promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, or compliance with the terms of the Loan Documents, as any Credit Party may reasonably request.

Section 6.2   Notices of Material Events

The Borrower will furnish to the Administrative Agent and each Lender of the following:

(a)   Prompt written notice of the occurrence of any (i) Event of Default or Default, specifying the nature and extent thereof and (ii) a Material Adverse Change;

(b)   Prompt written notice of: (i) any material citation, summons, subpoena, order to show cause or other document naming the Borrower or any of the Subsidiaries a party to any proceeding before any Governmental Authority, and include with such notice a copy of such citation, summons, subpoena, order to show cause or other document, or (ii) any lapse or other termination of, or refusal to renew or extend, any material Intellectual Property, license, permit, franchise or other authorization issued to the Borrower or any of the Subsidiaries by any Person or Governmental Authority, provided that any of the foregoing set forth in this subsection (b) could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or call into question the validity or enforceability of any of the Loan Documents;

(c)   Promptly upon becoming available, copies of all (i) regular, periodic or special reports, schedules and other material which the Borrower or any of the Subsidiaries may be required to file with or deliver to any securities exchange or the SEC, or any other Governmental Authority succeeding to the functions thereof, (ii) copies of any statement or report furnished to any holder of debt securities of the Borrower or of any of the Subsidiaries pursuant to the terms of any indenture, loan or credit or similar agreement and not otherwise required to be furnished to the Lenders pursuant to any other clause of this Section 6.2, (iii) material news releases and annual reports relating to the Borrower or any of the Subsidiaries, and (iv) upon the written request of the Administrative Agent, reports that the Borrower or any of the Subsidiaries sends to or files with FERC, the LPSC or any similar state or local Governmental Authority;

(d)   Prompt written notice of any order, notice, claim or proceeding received by, or brought against, the Borrower or any of the Subsidiaries, or with respect to any real property under any Environmental Law, that could reasonably be expected to have a Material Adverse Effect; and

(e)   Prompt written notice of any change by either Moody's or S&P in the Senior Debt Rating.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Documents required to be delivered pursuant to Section 6.1(a) or (b) or clauses (i) through (iii) of Section 6.2(c) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower's website on the Internet at the website address listed in Section 10.1; or (ii) on which such documents are posted on the Borrower's behalf on an Internet or intranet website, if any, to which each Lender and the Administrative have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent), provided that: (i) the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender that requests the Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Borrower shall notify the Administrative Agent and each Lender (by facsimile or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance the Borrower shall be required to provide paper copies of the Compliance Certificates required by Section 6.1(c) to the Administrative Agent. Except for such Compliance Certificates, the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrower hereby acknowledges that (i) the Administrative Agent will make available to the Lenders on a confidential basis materials and/or information provided by or on behalf of the Borrower hereunder (collectively, "Borrower Materials") by posting the Borrower Materials on IntraLinks or another similar electronic system (the "Platform") and (b) certain of the Lenders may be "public-side" Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities) (each, a "Public Lender"). The Administrative Agent will notify the Borrower in writing if it receives written notice from a Lender identifying itself as a Public Lender. The Borrower hereby agrees that it will notify the Administrative Agent in the event that any non-public information is included in the Borrower Materials and to cooperate with the Administrative Agent to ensure that such non-public information is not distributed to a Public Lender.

Section 6.3   Legal Existence

Except as permitted under Section 7.3, the Borrower shall maintain its legal existence in good standing in the jurisdiction of its incorporation or formation and in each other jurisdiction in which the failure so to do could reasonably be expected to have a Material Adverse Effect, and cause each of the Subsidiaries to maintain its legal existence in good standing in each jurisdiction in which the failure so to do could reasonably be expected to have a Material Adverse Effect.

Section 6.4   Taxes

The Borrower shall pay and discharge when due, and cause each of the Subsidiaries so to do, all Taxes, assessments and governmental charges, license fees and levies upon or with respect to the Borrower or such Subsidiary, as the case may be, and all Taxes upon the income, profits and property of the Borrower and the Subsidiaries, which if unpaid, could individually or collectively reasonably be expected to have a Material Adverse Effect or become a Lien on the property of the Borrower or such Subsidiary (other than a Lien described in clause (a) of the definition of Permitted Encumbrances), as the case may be, unless and to the extent only that such Taxes, assessments, charges, license fees and levies shall be contested in good faith and by appropriate proceedings diligently conducted by the Borrower or such Subsidiary, as the case may be, provided that such

reserve or other appropriate provision as shall be required by the Accountants in accordance with GAAP shall have been made therefor.

Section 6.5   Insurance

The Borrower shall maintain, and cause each of the Subsidiaries to maintain, with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability and business interruption coverage) as are usually insured against in the same general area by companies engaged in the same or a similar business; and furnish to the Administrative Agent, upon written request of the Administrative Agent or any Lender, full information as to the insurance carried.

Section 6.6   Payment of Indebtedness and Performance of Obligations

The Borrower shall pay and discharge when due, and cause each of the Subsidiaries to pay and discharge when due, all lawful Indebtedness, obligations and claims for labor, materials and supplies or otherwise which, if unpaid, could individually or collectively reasonably be expected to (i) have a Material Adverse Effect or (ii) become a Lien upon property of the Borrower or any of the Subsidiaries (other than a Lien expressly permitted by Section 7.1), unless and to the extent only that the validity of such Indebtedness, obligation or claim shall be contested in good faith and by appropriate proceedings diligently conducted, provided that such reserve or other appropriate provision as shall be required by the Accountants in accordance with GAAP shall have been made therefor.

Section 6.7   Condition of Property

The Borrower shall at all times, maintain, protect and keep in good repair, working order and condition (ordinary wear and tear excepted), and cause each of the Subsidiaries so to do, all material property necessary to the operation of the Borrower's or such Subsidiary's, as the case may be, material businesses.

Section 6.8   Observance of Legal Requirements

The Borrower shall observe and comply in all respects, and cause each of the Subsidiaries so to do, with all laws, ordinances, orders, judgments, rules, regulations, certifications, franchises, permits, licenses, directions and requirements of all Governmental Authorities, which now or at any time hereafter may be applicable to it, including ERISA and all Environmental Laws, a violation of which could individually or collectively reasonably be expected to have a Material Adverse Effect, except such thereof as shall be contested in good faith and by appropriate proceedings diligently conducted by it, provided that such reserve or other appropriate provision as shall be required by the Accountants in accordance with GAAP shall have been made therefor.

Section 6.9   Inspection of property; Books and Records; Discussions

The Borrower shall keep proper books of record and account in which full, true and correct entries in conformity with GAAP and all requirements of law shall be made of all dealings and transactions in relation to its business and activities and permit representatives of the Administrative Agent and any Lender to visit its offices, to inspect any of its property and examine and make copies or abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired, and to discuss the business, operations, prospects, licenses, property and financial

condition of the Borrower and the Subsidiaries with the officers thereof and the Accountants; provided that, so long as no Default or Event of Default exists, none of the Administrative Agent, its agents, its representatives or the Lenders shall be entitled to examine or make copies or abstracts of, or otherwise obtain information with respect to, the Borrower's records relating to pending or threatened litigation if any such disclosure by the Borrower could reasonably be expected (i) to give rise to a waiver of any attorney/client privilege of the Borrower or any of the Subsidiaries relating to such information or (ii) to be otherwise materially disadvantageous to the Borrower or any of the Subsidiaries in the defense of such litigation.

Section 6.10   Licenses, Intellectual Property

The Borrower shall obtain or maintain, as applicable, and cause each of the Subsidiaries to obtain or maintain, as applicable, in full force and effect, all licenses, franchises, Intellectual Property, permits, authorizations and other rights as are necessary for the conduct of its business and the failure of which to obtain or maintain could, individually or collectively, reasonably be expected to have a Material Adverse Effect.

Section 6.11   Financial Covenants

(a)   The Borrower shall maintain at all times Total Indebtedness equal to or less than 65% of Total Capitalization.

(b)   The Borrower will not permit the Interest Coverage Ratio as of the end of any fiscal quarter to be less than 2.50:1.00.

Section 6.12   Use of Proceeds

The proceeds of the Loans and the Letters of Credit will be used only as follows: (i) to refinance the Indebtedness under the Existing Loan Documents, (ii) to reimburse the Issuing Bank in respect of amounts drawn under Letters of Credit, (iii) to pay transaction fees and expenses and (iv) for general corporate purposes not inconsistent with the terms hereof including commercial paper backup No part of the proceeds of any Loan or any Letter of Credit will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, to (x) purchase, acquire or carry any Margin Stock, (y) for any purpose that entails a violation of any of the regulations of the Board, including Regulations T, U and X, or (z) to fund a personal loan to or for the benefit of a director or executive officer of the Borrower or any Subsidiary.

ARTICLE 7.

NEGATIVE COVENANTS

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees and other amounts payable under the Loan Documents shall have been paid in full and all Letters of Credit have expired and all LC Disbursements have been reimbursed, the Borrower covenants and agrees with the Credit Parties that:

Section 7.1   Liens

The Borrower shall not, and shall not permit any Subsidiary to, create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired by it, except:

(a)   Liens now existing or hereafter arising in favor of the Administrative Agent or the Lenders under the Loan Documents;

(b)   Permitted Encumbrances;

(c)   Liens on any property or asset of the Borrower or any Subsidiary existing on the Agreement Date and set forth in Schedule 7.1, as renewed from time to time, but not any increases in the amounts secured thereby or the property subject to such Lien thereon (except under the CLECO Mortgage);

(d)   purchase money Liens on property of the Borrower or any of the Subsidiaries acquired after the date hereof to secure Indebtedness of the Borrower or such Subsidiary incurred in connection with the acquisition of such property, provided that each such Lien is limited to such property so acquired;

(e)   Liens existing on property of the Borrower or any of the Subsidiaries acquired after the Agreement Date provided that such Liens are at all times thereafter limited to the property so acquired and were not created in contemplation of such acquisition;

(f)   the Lien evidenced by the CLECO Mortgage as renewed from time to time; provided, however, that such Lien shall not extend to or over any property of a character not subject on the date hereof to the Lien granted under the CLECO Mortgage;

(g)   "permitted liens" as defined under Section 1.04 of the CLECO Mortgage, as in effect on the date hereof, other than "funded liens" described in clause (ix) of said Section 1.04, other Liens not otherwise prohibited by Section 5.05 of the CLECO Mortgage as in effect on the date hereof, and, in the event the CLECO Mortgage is terminated, Liens of the same type and nature as the foregoing Liens referred to in this clause (g), provided that the amounts secured by such Liens shall not exceed the amounts that may be secured by such foregoing Liens as the last day on which the CLECO Mortgage was in effect;

(h)   Liens created to secure Indebtedness representing, or incurred to finance, the cost of property acquired, constructed or improved by the Borrower in the ordinary course of business after the date hereof and not subject to (i) the Lien referred to in clause (f) above or (ii) Liens securing Indebtedness existing on such property at the time of acquisition thereof, provided, in all cases, such Liens are limited to such property acquired, constructed or improved;

(i)   Liens existing on property of any Person at the time that such Person becomes a Subsidiary of the Borrower provided that such Liens were not created to secure the acquisition of such Person;

(j)   Liens to secure Indebtedness of any Subsidiary of the Borrower to the Borrower or to any of its other Subsidiaries;

(k)   Liens on property (including any natural gas, oil or other mineral property) to secure all or a part of the cost of exploration, drilling or development thereof or to secure Indebtedness incurred to provide funds for any such purpose;

(l)   Liens and security interests created, incurred or assumed in connection with the purchase, lease, financing or refinancing of pollution control facilities (and which Liens and security interest are limited to such pollution control facilities);

(m)   Liens (i) created to secure sales or factoring of accounts receivable and other receivables, and (ii) to the extent not covered by clause (i) of this subsection, Liens on accounts receivables and other receivables, to secure Indebtedness of the Borrower or any of the Subsidiaries in an aggregate amount not to exceed $40,000,000;

(n)   Liens on any equity interest owned or otherwise held by or on behalf of the Borrower or any Subsidiary created in connection with any project financing;

(o)   Liens to secure obligations of the Borrower in respect of agreements to purchase or sell electricity, gas or fuel from counterparties, provided that the aggregate amount secured under this clause (o) shall not exceed $15,000,000; and

(p)   Liens created for the sole purpose of extending, renewing or replacing in whole or in part Indebtedness secured by any lien, mortgage or security interest referred to in the foregoing clauses (a) through (o); provided, however, that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement, as the case may be, shall be limited to all or a part of the property or indebtedness that secured the lien or mortgage so extended, renewed or replaced (and any improvements on such property).

Section 7.2   Merger, Consolidation, Purchase or Sale of Assets, Etc.

The Borrower shall not consolidate with, be acquired by, or merge into or with any Person, or convey, sell, lease or otherwise dispose of all or any part of its property, or enter into any sale-leaseback transaction, or purchase or otherwise acquire (in one or a series of related transactions) any part of the property (other than purchases or other acquisitions of inventory, materials, equipment and similar property in the ordinary course of business) of any Person, including acquisitions of the Equity Interests of any Person, or permit any of the Subsidiaries so to do, except:

(a)   sales or other dispositions of inventory and short-term government securities, commercial paper, money market mutual funds and other similar short-term cash equivalent investments, in each case in the ordinary course of business;

(b)   sales or factoring of accounts receivables and other receivables;

(c)   Asset Sales by any of the Subsidiaries to any of the other Subsidiaries;

(d)   (i) other Asset Sales, provided that (A) no Default or Event of Default shall exist immediately before or after giving effect thereto and (B) the amount of such Asset Sale, when added to the total amount of all Asset Sales made by the Borrower and the Subsidiaries during the immediately preceding twelve month period pursuant to this subsection (d)(i) shall not exceed 18%

or more of Material Total Assets as of the first day of such twelve month period and (ii) sales of transmission assets pursuant to the order of any Governmental Authority, <u>provided</u> that fair market value shall have been received for such transmission assets;

(e)   any of the Subsidiaries may merge or consolidate with or into, or acquire control of, or acquire all or any portion of the assets of any Person, <u>provided</u> that immediately after giving effect thereto, the total consideration to be paid by the Subsidiaries to or for the account of any Person (other than the Borrower and the Subsidiaries) in connection therewith, but not counting purchases or other acquisitions of property made as part of the Borrower's Integrated Resources Plan, when added to the total consideration paid by the Borrower and the Subsidiaries to or for the account of any Person (other than the Borrower and the Subsidiaries) in connection with all other mergers, consolidations and acquisitions permitted under <u>Sections 7.2(e)</u> and <u>7.2(f)</u> during the immediately preceding twelve month period, and all loans, advances and other arrangements outstanding at such time and permitted under <u>Section 7.3</u> shall not exceed 15% of Material Total Assets as of the most recently completed fiscal quarter; and

(f)   mergers, consolidations or acquisitions of or by the Borrower with, into or of another Person (including acquisitions by the Borrower of all or any portion of the assets of any Person), in each case as to which the following conditions have been satisfied:

(i)   immediately before and after giving effect thereto, no Default or Event of Default shall exist;

(ii)   immediately before and after giving effect thereto, all of the representations and warranties contained in the Loan Documents shall be true and correct except as the context thereof otherwise requires and except for those representations and warranties which by their terms or by necessary implication are expressly limited to a state of facts existing at a time prior to such merger, consolidation or acquisition, as the case may be, or such other matters relating thereto as are identified in a writing to the Administrative Agent and the Lenders and are satisfactory to the Administrative Agent and the Lenders;

(iii)   the Borrower shall be the surviving entity thereof or, in the event the Borrower shall not be the surviving entity thereof, (1) such surviving entity shall be organized in a State of the United States with substantially all of its assets and businesses located and conducted in the United States and (2) the Administrative Agent shall have received (A) a certificate, in form and substance satisfactory to the Administrative Agent, (x) attaching a true and complete copy of each agreement, instrument or other document effecting such merger, consolidation or acquisition, together with an agreement signed on behalf of such surviving entity pursuant to which such surviving entity shall have expressly assumed all of the indebtedness, liabilities and other obligations of the Borrower under the Loan Documents, each of which shall be in form and substance satisfactory to the Administrative Agent, and (y) certifying that such merger, consolidation or acquisition has been consummated in accordance with such agreements, instruments or other documents referred to in the immediately preceding clause (x), and (B) such documents, legal opinions and certificates as the Administrative Agent shall reasonably request relating to the organization, existence and, if applicable, good standing of such surviving entity, the authorization of such merger, consolidation or acquisition and any other legal matters relating to such surviving entity, the assumption agreement referred to in the immediately preceding clause (x) or such merger, consolidation or acquisition,

(iv)   immediately after giving effect thereto, the total consideration to be paid by the Borrower to or for the account of any Person (other than the Subsidiaries) in connection therewith, but not counting purchases or other acquisitions of property made as part of the Borrower's Integrated Resources Plan, when added to the total consideration paid by the Borrower and the Subsidiaries to or for the account of any Person (other than the Borrower and the Subsidiaries) in connection with all mergers, consolidations and acquisitions permitted under Sections 7.2(e) and 7.2(f) during the immediately preceding twelve month period, and all loans, advances, investments and other arrangements outstanding at such time and permitted under Section 7.3 shall not exceed 15% of Material Total Assets as of the most recently completed fiscal quarter, and

(v)   the Administrative Agent and the Lenders shall have received a certificate duly signed by a duly authorized officer of the Borrower identifying the Person to be merged with or into, consolidated with, or acquired by, the Borrower, and certifying as to each of the matters set forth in subclauses (i) through (iv) of this clause (f).

Section 7.3   Loans, Advances, etc.

The Borrower shall not, at any time, make any loan or advance to, or enter into any arrangement for the purpose of providing funds or credit to, any Person, or permit any of the Subsidiaries so to do, other than (i) provided that immediately before and after giving effect thereto, no Default or Event of Default shall exist, loans or advances to the Parent and to any of its subsidiaries and (ii) other loans, advances or arrangements the total outstanding amount of which, when added to the total consideration paid by the Borrower and the Subsidiaries in connection with all mergers, consolidations and acquisitions of or by the Borrower and the Subsidiaries during the immediately preceding twelve month period, shall not exceed 15% of Material Total Assets as of the most recently completed fiscal quarter.

Section 7.4   Amendments, etc. of Certain Agreements

The Borrower shall not enter into or agree to any amendment, modification or waiver, or permit any of the Subsidiaries so to do, of any term or condition of, or any of its rights under, the CLECO Mortgage or the Employee Stock Ownership Plan (other than amendments and modifications of the Employee Stock Ownership Plan required by tax laws to maintain the qualified status under Section 401(a) of the Code and any adoptive instruments or other agreements providing for participation in the Employee Stock Ownership Plan by the Borrower's affiliates), which amendment, modification or waiver could, in the reasonable opinion of the Administrative Agent, materially and adversely affect the interests of the Lenders under the Loan Documents.

ARTICLE 8.

EVENTS OF DEFAULT

If any of the following events (each an "Event of Default") shall occur:

(a)   the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)   the Borrower shall fail to pay any interest on any Loan or on any reimbursement obligation in respect of any LC Disbursement or any fee, commission or any other amount (other than an amount referred to in clause (a) of this Article) payable under any Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three Business Days;

(c)   any representation or warranty made or deemed made by or on behalf of the Borrower or any Subsidiary in or in connection with any Loan Document or any amendment or modification hereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification hereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d)   the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 6.3, 6.11 or 6.12 or in Article 7,

(e)   the Borrower shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document to which it is a party (other than those specified in clause (a), (b) or (d) of this Article), and such failure shall continue unremedied for a period of 30 days after the Borrower shall have obtained knowledge thereof;

(f)   the Borrower or any Subsidiary shall fail to make any payment (whether of principal, interest or otherwise and regardless of amount) in respect of any Material Obligations when and as the same shall become due and payable (after giving effect to any applicable grace period);

(g)   any event or condition occurs that results in any Material Obligations becoming due prior to their scheduled maturity or payment date, or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Obligations or any trustee or agent on its or their behalf to cause any Material Obligations to become due prior to their scheduled maturity or payment date or to require the prepayment, repurchase, redemption or defeasance thereof prior to their scheduled maturity or payment date (in each case after giving effect to any applicable cure period), provided that this clause (g) shall not apply to (i) secured Indebtedness that becomes due solely as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or (ii) intercompany indebtedness;

(h)   the Borrower or any of the Subsidiaries shall (i) suspend or discontinue its business, (ii) make an assignment for the benefit of creditors, (iii) generally not pay its debts as such debts become due, (iv) admit in writing its inability to pay its debts as they become due, (v) file a voluntary petition in bankruptcy, (vi) become insolvent (however such insolvency shall be evidenced), (vii) file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment of debt, liquidation or dissolution or similar relief under any present or future statute, law or regulation of any jurisdiction, (viii) petition or apply to any tribunal for any receiver, custodian or any trustee for any substantial part of its property, (ix) be the subject of any such proceeding filed against it which remains undismissed for a period of 45 days, (x) file any answer admitting or not contesting the material allegations of any such petition filed against it or any order, judgment or decree approving such petition in any such proceeding, (xi) seek, approve, consent to, or acquiesce in any such proceeding, or in the appointment of any trustee, receiver, sequestrator, custodian, liquidator, or fiscal agent for it, or any substantial part of its property, or an order is entered appointing any such trustee, receiver, custodian, liquidator or fiscal agent and such order remains in effect for 45 days, or

(xii) take any formal action for the purpose of effecting any of the foregoing or looking to the liquidation or dissolution of the Borrower or any of the Subsidiaries; or

(i)   an order for relief is entered under the United States bankruptcy laws or any other decree or order is entered by a court having jurisdiction (i) adjudging the Borrower or any of the Subsidiaries bankrupt or insolvent, (ii) approving as properly filed a petition seeking reorganization, liquidation, arrangement, adjustment or composition of or in respect of Borrower or any of the Subsidiaries under the United States bankruptcy laws or any other applicable Federal or state law, (iii) appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Borrower or any of the Subsidiaries or of any substantial part of the property thereof, or (iv) ordering the winding up or liquidation of the affairs of the Borrower or any of the Subsidiaries, and any such decree or order continues unstayed and in effect for a period of 45 days; or

(j)   one or more judgments or decrees against the Borrower or any of the Subsidiaries or any combination thereof aggregating in excess of $10,000,000, which judgment or decree (i) shall not be fully covered by insurance after taking into account any applicable deductibles and (ii) shall remain unpaid, unstayed on appeal, undischarged, unbonded or undismissed for a period of at least 30 days; or

(k)   any Loan Document shall cease, for any reason, to be in full force and effect or the Borrower shall so assert in writing or shall disavow any of its obligations thereunder; or

(l)   an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect; or

(m)   any authorization or approval or other action by any Governmental Authority required for the execution, delivery or performance of any Loan Document shall be terminated, revoked or rescinded or shall otherwise no longer be in full force and effect;

(n)   a Change in Control shall occur or a change in control, fundamental change or any similar circumstance which, under the Indenture (including any supplemental indentures thereto but only to the extent that it is in full force and effect on the relevant date) results in an obligation of the Borrower to prepay, purchase, offer to purchase, redeem or defease in excess of $5,000,000 of Indebtedness thereunder.

then, and in every such event (other than an event described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions (whether before or after the Closing Date), at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued under the Loan Documents, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event described in clause (h) or (i) of this Article, the Commitments shall automatically terminate (whether before or after the Closing Date) and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued under the Loan Documents, shall automatically become due

and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

ARTICLE 9.

THE ADMINISTRATIVE AGENT

Each Credit Party hereby irrevocably appoints the Administrative Agent as its agent and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof, together with such actions and powers as are reasonably incidental thereto.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such Person and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder.

The Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, (i) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (ii) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent is required to exercise in writing by the Required Lenders (or such other number or percentage of the Credit Parties as shall be necessary under the circumstances as provided in Section 10.2), and (iii) except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of the Subsidiaries that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Credit Parties as shall be necessary under the circumstances as provided in Section 10.2) or in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Credit Party (and, promptly after its receipt of any such notice, it shall give each Credit Party and the Borrower notice thereof), and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (a) any statement, warranty or representation made in or in connection with any Loan Document, (b) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (c) the performance or observance of any of the covenants, agreements or other terms or conditions set forth therein, (d) the validity, enforceability, effectiveness or genuineness thereof or any other agreement, instrument or other document or (e) the satisfaction of any condition set forth in Article 5 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The

Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub agents appointed by the Administrative Agent, provided that no such delegation shall serve as a release of the Administrative Agent or waiver by the Borrower of any rights hereunder. The Administrative Agent and any such sub agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub agent and to the Related Parties of the Administrative Agent and any such sub agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Subject to the appointment and acceptance of a successor Administrative Agent as provided in this paragraph, the Administrative Agent may resign at any time by notifying the Credit Parties and the Borrower. Upon any such resignation, the Required Lenders shall have the right, with the consent of the Borrower (such consent not to be unreasonably withheld and not to be required during the existence of an Event of Default), to appoint a successor, which successor Administrative Agent shall be a commercial bank organized under the laws of the United States or any State thereof and having a combined capital, surplus, and undivided profits of at least $100,000,000. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Credit Parties, appoint a successor Administrative Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Administrative Agent's resignation hereunder, the provisions of this Article and Section 10.3 shall continue in effect for the benefit of such retiring Administrative Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent.

Each Credit Party acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Credit Party and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Credit Agreement. Each Credit Party also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Credit Party and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon any Loan Document, any related agreement or any document furnished thereunder.

Notwithstanding anything in any Loan Document to the contrary, no Agent acting in such capacity other than the Administrative Agent shall have any duty or obligation under the Loan Documents.

ARTICLE 10.

MISCELLANEOUS

Section 10.1   Notices.

Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile, as follows:

(a)   if to the Borrower, to it at 2030 Donahue Ferry Road, Pineville, LA 71360 5226; Attention: Michael Sawrie (Telephone: (318) 484-7589; Facsimile: (318) 484-7697), website www.cleco.com;

(b)   if to the Administrative Agent, or BNY as Issuing Bank, to it at Agency Funding Administration, One Wall Street, 18th Floor, New York, New York 10286, Attention of: Sandra Morgan, Agency Function Administration, 18th Floor, (Telephone No. (212) 635-4692); Facsimile No. (212) 635-6365 or 6366 or 6367, with a copy to The Bank of New York, at Energy Industries Division, One Wall Street, 19th Floor, New York, New York 10286, Attention of: Cynthia Howells (Telephone No. (212) 635-7889; Facsimile No. (212) 635-7924); and

(c)   if to any other Credit Party, to it at its address (or facsimile number) set forth in its Administrative Questionnaire.

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Credit Agreement shall be deemed to have been given on the date of receipt.

Section 10.2   Waivers; Amendments

(a)   No failure or delay by any Credit Party in exercising any right or power under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Credit Parties under the Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan and/or the issuance, amendment, extension or renewal of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether any Credit Party may have had notice or knowledge of such Default at the time.

(b)   Neither any Loan Document nor any provision thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders, provided that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender or increase the Letter of Credit Commitment

without the consent of the Issuing Bank, (ii) reduce the principal amount of any Loan or any reimbursement obligation with respect to a LC Disbursement, or reduce the rate of any interest (other than under Section 3.1(b)), or reduce any fees, payable under the Loan Documents, without the written consent of each Credit Party affected thereby, (iii) postpone the date of payment at stated maturity of any Loan or the date of payment of any reimbursement obligation with respect to an LC Disbursement, any interest or any fees payable under the Loan Documents, or reduce the amount of, waive or excuse any such payment, or postpone the stated termination or expiration of the Commitments without the written consent of each Credit Party affected thereby, (iv) change any provision hereof in a manner that would alter the pro rata sharing of payments required by Section 2.9(b) or the pro rata reduction of Commitments required by Section 2.5(c), without the written consent of each Credit Party affected thereby, and (v) change any of the provisions of this Section or the definition of the term "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, or change the currency in which Loans are to be made, Letters of Credit are to be issued or payment under the Loan Documents is to be made, or add additional borrowers, without the written consent of each Lender, and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Issuing Bank hereunder without the prior written consent of the Administrative Agent or the Issuing Bank , as applicable.

Section 10.3   Expenses; Indemnity; Damage Waiver

(a)   The Borrower shall pay (i) all reasonable out-of-pocket costs and expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of each Loan Document or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated thereby shall be consummated), (ii) all reasonable out-of-pocket costs and expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket costs and expenses incurred by any Credit Party, including the reasonable fees, charges and disbursements of any counsel for any Credit Party and any consultant or expert witness fees and expenses, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such reasonable out-of-pocket costs and expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)   The Borrower shall indemnify each Credit Party and each Related Party thereof (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any agreement or instrument contemplated thereby, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated thereby, (ii) any Loan or Letter of Credit or the use of the proceeds thereof including any refusal of the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of the Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of the Subsidiaries or (iv) any

actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, <u>provided</u> that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or arising solely from claims between or among one or more Indemnitees

(c)   To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent or the Issuing Bank under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent or the Issuing Bank, as applicable, an amount equal to the product of such unpaid amount <u>multiplied by</u> a fraction, the numerator of which is the sum of such Lender's unused Commitment <u>plus</u> the outstanding principal balance of such Lender's Loans and such Lender's LC Exposure and the denominator of which is the sum of the unused Commitments <u>plus</u> the outstanding principal balance of all Lenders Loans and the LC Exposure of all Lenders (in each case determined as of the time that the applicable unreimbursed expense or indemnity payment is sought or, in the event that no Lender shall have any unused Commitments, outstanding Loans or LC Exposure at such time, as of the last time at which any Lender had any unused Commitments, outstanding Loans or LC Exposure), <u>provided</u> that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as applicable, was incurred by or asserted against the Administrative Agent or the Issuing Bank, as applicable, in its capacity as such.

(d)   To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct and actual damages) arising out of, in connection with, or as a result of, any Loan Document or any agreement, instrument or other document contemplated thereby, the Transactions or any Loan or any Letter of Credit or the use of the proceeds thereof.

(e)   All amounts due under this Section shall be payable promptly but in no event later than ten days after written demand therefor.

Section 10.4   <u>Successors and Assigns</u>

(a)   The provisions of the Loan Documents shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Credit Party (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in the Loan Documents, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each Credit Party) any legal or equitable right, remedy or claim under or by reason of any Loan Document.

(b)   Any Lender may assign all or a portion of its rights and obligations under the Loan Documents (including all or a portion of its Commitment or obligations in respect of its LC Exposure, and the applicable Loans at the time owing to it) to an Eligible Assignee, <u>provided</u> that (i) except in the case of an assignment to a Lender or an Affiliate or an Approved Fund of a Lender, each of the Borrower, the Administrative Agent the Issuing Bank must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed)), (ii) except in the case of

an assignment to a Lender or an Affiliate or an Approved Fund of a Lender or an assignment of the entire remaining amount of the assigning Lender's Commitment, and the applicable Loans at the time owing to it, the aggregate amount of the Commitment, of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless the Borrower and the Administrative Agent otherwise consent, (iii) no assignments to the Borrower or any of its Affiliates shall be permitted and any attempted assignment or transfer to the Borrower or any of its Affiliates shall be null and void), (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance together with, unless otherwise agreed by the Administrative Agent, a processing and recordation fee of $3,500, and (v) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, and provided further that any consent of the Borrower otherwise required under this paragraph shall not be required if a Default has occurred and is continuing. Subject to acceptance and recording thereof pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under the Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under the Loan Documents (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under the Loan Documents, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.5, 3.6, 3.7 and 10.3). Any assignment or transfer by a Lender of rights or obligations under the Loan Documents that does not comply with this paragraph shall be treated for purposes of the Loan Documents as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

(c)   The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive absent clearly demonstrable error, and the Borrower and each Credit Party may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Credit Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Credit Party, at any reasonable time and from time to time upon reasonable prior notice.

(d)   Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Credit Agreement unless it has been recorded in the Register as provided in this paragraph.

(e)   Any Lender may, without the consent of the Borrower or any Credit Party, sell participations to one or more banks or other entities (each such bank or other entity being called a "Participant") in all or a portion of such Lender's rights and obligations under the Loan Documents (including all or a portion of its Commitment, LC Exposure and outstanding Loans owing to it), provided that (i) such Lender's obligations under the Loan Documents shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower and the Credit Parties shall continue to deal solely and directly with

such Lender in connection with such Lender's rights and obligations under the Loan Documents and (iv) no participations to the Borrower or any of its Affiliates shall be permitted (and any attempted participation to the Borrower or any of its Affiliates shall be null and void). Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of any Loan Documents, provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 10.2(b) that affects such Participant. Subject to paragraph (f) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.5, 3.6 and 3.7 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.8 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.9(c) as though it were a Lender.

(f)   A Participant shall not be entitled to receive any greater payment under Sections 3.5 or 3.7 than the Lender that sold the participation to such Participant would have been entitled to receive with respect to the interest in the Loan Documents subject to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.7 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.7(c) as though it were a Lender.

(g)   Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under the Loan Documents to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest, provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations under the Loan Documents or substitute any such pledgee or assignee for such Lender as a party hereto.

(h)   Notwithstanding anything to the contrary contained herein, any Lender (a "Granting Lender") may grant to an Eligible SPC, identified as such in writing to the Administrative Agent and the Borrower, the option to fund all or any part of any Loan that such Granting Lender would otherwise be obligated to fund pursuant to this Credit Agreement, provided that (i) such designation shall not be effective unless the Borrower consents thereto (which consent shall not be unreasonably withheld), (ii) nothing herein shall constitute a commitment by any Eligible SPC to fund any Loan, and (iii) if an Eligible SPC elects not to exercise such option or otherwise fails to fund all or any part of such Loan, the Granting Lender shall be obligated to fund such Loan pursuant to the terms hereof. The funding of a Loan by an Eligible SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were funded by such Granting Lender. As to any Loans or portion thereof made by it, each Eligible SPC shall have all the rights that a Lender making such Loans or portion thereof would have had under this Credit Agreement and otherwise, provided that (x) its voting rights under this Credit Agreement shall be exercised solely by its Granting Lender (y) its Granting Lender shall remain solely responsible to the other parties hereto for the performance of such Granting Lender's obligations under this Credit Agreement, including its obligations in respect of the Loans or portion thereof made by it and (z) the Borrower shall continue to deal solely and directly with such Granting Lender in connection with the Granting Lender's rights and obligations under the Loan Documents. Each Granting Lender shall act as administrative agent for its Eligible SPC and give and receive notices and other communications on its behalf. Any payments for the account of any Eligible SPC shall be paid to its Granting Lender as administrative

agent for such Eligible SPC and neither the Borrower nor the Administrative Agent shall be responsible for any Granting Lender's application of such payments. Each party hereto hereby agrees that no Eligible SPC shall be liable for any indemnity or payment under this Credit Agreement for which a Lender would otherwise be liable for so long as, and to the extent, the Granting Lender provides such indemnity or makes such payment. Notwithstanding anything to the contrary contained in this Credit Agreement, any Eligible SPC may (i) at any time, subject to payment of the processing and recordation fee referred to in Section 10.4(b), assign all or a portion of its interests in any Loans to its Granting Lender (but nothing contained herein shall be construed in derogation of the obligation of the Granting Lender to make Loans hereunder) or to any Eligible Assignee consented to by the Borrower and the Administrative Agent (which consents shall not be unreasonably withheld or delayed or, in the case of the Borrower's consent, shall not be required during the continuance of an Event of Default) providing liquidity and/or credit support to or for the account of such Eligible SPC to support the funding or maintenance of Loans, and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or guarantee or credit or liquidity enhancements to such Eligible SPC. This Section may not be amended without the prior written consent of each Granting Lender, all or any part of whose Loans is being funded by an Eligible SPC at the time of such amendment.

Section 10.5   Survival

All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Credit Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of any Loan Document and the making of any Loans and the issuance of any Letter of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that any Credit Party may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any LC Disbursement or any fee or any other amount payable under the Loan Documents is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 3.5, 3.6, 3.7, 10.3, 10.9, 10.10 and Article 9 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans and the LC Disbursements, the expiration or termination of the Letters of Credit and the termination of the Commitments or the termination of this Credit Agreement or any provision hereof.

Section 10.6   Counterparts; Integration; Effectiveness

This Credit Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which, when taken together, shall constitute but one contract. This Credit Agreement and any separate letter agreements with respect to fees payable to any Credit Party or the syndication of the credit facility established hereunder constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5.1, this Credit Agreement shall become effective as of the date set forth in the preamble to this Credit Agreement when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of this Credit Agreement by facsimile

transmission shall be effective as delivery of a manually executed counterpart of this Credit Agreement.

Section 10.7   Severability

In the event any one or more of the provisions contained in this Credit Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 10.8   Right of Set-off

If an Event of Default shall have occurred and be continuing, and the acceleration of the obligations owing in connection with the Loan Documents, or at any time upon the occurrence and during the continuance of an Event of Default under clause (a) of Article 8, each of the Lenders and their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by it to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Credit Agreement and the other Loan Documents held by it, irrespective of whether or not it shall have made any demand therefor and although such obligations may be unmatured. The rights of each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of set-off) that it may have. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set off and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such set off and application.

Section 10.9   Governing Law; Jurisdiction; Consent to Service of Process

(a)   This Credit Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

(b)   The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Credit Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that, to the extent permitted by applicable law, all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by applicable law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Credit Agreement shall affect any right that the Administrative Agent or any other Credit Party may otherwise have to bring any action or proceeding relating to this Credit Agreement or the other Loan Documents against the Borrower, or any of its property, in the courts of any jurisdiction.

(c)   The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Credit Agreement or the other Loan Documents in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)   The Borrower irrevocably consents to service of process in the manner provided for notices in Section 10.1. Nothing in this Credit Agreement will affect the right of any party to this Credit Agreement to serve process in any other manner permitted by law.

Section 10.10   WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS CREDIT AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS TO WHICH IT IS A PARTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.11   Headings

Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Credit Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Credit Agreement.

Section 10.12   Interest Rate Limitation

Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan or LC Disbursement, together with all fees, charges and other amounts that are treated as interest thereon under applicable law (collectively the "charges"), shall exceed the maximum lawful rate (the "maximum rate") that may be contracted for, charged, taken, received or reserved by the Lender holding an interest in such Loan or LC Disbursement in accordance with applicable law, the rate of interest payable in respect of such Loan or LC Disbursement hereunder, together with all of the charges payable in respect thereof, shall be limited to the maximum rate and, to the extent lawful, the interest and the charges that would have been payable in respect of such Loan or LC Disbursement but were not payable as a result of the operation of this Section shall be cumulated, and the interest and the charges payable to such Lender in respect of other Loans or LC Disbursements or periods shall be increased (but not above the maximum rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 10.13   Advertisement

The Borrower hereby authorizes each of BNY to publish the name of the Borrower and the amount of the financing evidenced hereby in any "tombstone" or comparable advertisement which BNY elects to publish.   In addition, the Borrower agrees that BNY may provide lending industry trade organizations with information necessary and customary for inclusion in league table measurements after the Closing Date.

Section 10.14   USA Patriot Act Notice

Each Lender that is subject to the Patriot Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Patriot Act"), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the Patriot Act.

Section 10.15   Treatment of Certain Information

Each Credit Party agrees to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of the same nature, all non-public information supplied by the Borrower or any Subsidiary pursuant to this Credit Agreement which (i) is clearly identified by such Person as being confidential at the time the same is delivered to such Credit Party or (ii) constitutes any financial statement, financial projections or forecasts, budget, Compliance Certificate, audit report, management letter or accountants' certification delivered hereunder ("Information"), provided that nothing herein shall limit the disclosure of any information (a) to any of its respective Related Parties that needs to know such information, (b) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, or requested by any bank regulatory authority, (c) on a confidential basis, to prospective lenders or participants or their counsel, (d) to auditors, accountants, consultants and advisors, and any analogous counterpart thereof, (e) to any other Credit Party, (f) in connection with any litigation to which any one or more of the Credit Parties is a party, (g) to the extent such information (A) becomes publicly available other than as a result of a breach of this Credit Agreement, (B) becomes available to any of the Credit Parties on a non-confidential basis from a source other than the Borrower or any of its Affiliates or (C) was available to the Credit Parties on a non-confidential basis prior to its disclosure to any of them by the Borrower or any of its Affiliates; and (h) to the extent the Borrower shall have consented to such disclosure in writing.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Credit Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CLECO POWER LLC

By: /s/ Dilek Samil_____
Name: Dilek Samil
Title: Chief Financial Officer

CLECO POWER LLC
CREDIT AGREEMENT

THE BANK OF NEW YORK, individually, as
Issuing Bank, and as Administrative Agent

By: /s/ Cynthia D. Howells _____
Name: Cynthia D. Howells
Title: Vice President

JPMORGAN CHASE BANK, N.A.,
individually, and as a Syndication Agent

By: /s/ Robert W. Traband _____
Name: Robert W. Traband
Title: Vice President

WESTLB AG, NEW YORK BRANCH,
individually, and as a Syndication Agent

By: /s/ James Brown _____
Name: James Brown
Title: Managing Director

By: /s/ Seth McIntosh_____
Name: Seth McIntosh
Title: Manager

KEYBANK NATIONAL ASSOCIATION,
individually, and as a Documentation Agent

By: /s/ Lawrence A. Mack _____
Name: Lawrence A. Mack
Title: Senior Vice President Portfolio
Management

CLECO POWER LLC
CREDIT AGREEMENT

UNION BANK OF CALIFORNIA, N.A.,
individually, and as a Documentation Agent

By: /s/ Efrain Soto_____
Name: Efrain Soto
Title: Vice President

CLECO POWER LLC
CREDIT AGREEMENT

CALYON, NEW YORK BRANCH

By: /s/ Olivier Audemard
Name: Olivier Audemard
Title: Managing Director

By: /s/ Attila Coach
Name: Attila Coach
Title: Managing Director

CLECO POWER LLC
CREDIT AGREEMENT

COBANK, ACB

By: /s/ Paul M. Podany_____
Name: Paul M. Podany
Title: Assistant Vice President

CLECO POWER LLC
CREDIT AGREEMENT

COMERICA BANK

By: /s/ Gerald R. Finney, Jr.

Name: Gerald R. Finney, Jr.

Title: Vice President

MIZUHO CORPORATE BANK, LTD.

By: /s/ Mark Gronich _____
Name: Mark Gronich
Title: Senior Vice President

CLECO POWER LLC
CREDIT AGREEMENT

SOCIETE GENERALE

By: /s/ Nigel Elvey_____
Name: Nigel Elvey
Title: Vice President

CLECO POWER LLC
CREDIT AGREEMENT

UFJ BANK LIMITED

By: /s/ John T. Feeney _____
Name: John T. Feeney
Title: Vice President

CLECO POWER LLC
CREDIT AGREEMENT

BANK HAPOALIM B.M.

By: /s/ Helen H. Gateson _____
Name: Helen H. Gateson
Title: Vice President

By: /s/ Laura Anne Raffa _____
Name: Laura Anne Raffa
Title: Executive Vice President and Corporate
Manager

CREDIT SUISSE FIRST BOSTON, acting through its Cayman Islands Branch

By: /s/ Sarah Wu
Name: Sarah Wu
Title: Director

By: /s/ Denise L. Alvarez
Name: Denise L. Alvarez
Title: Associate

GOLDMAN SACHS CREDIT PARTNERS L.P.

By: /s/ William W. Archer
Name: William W. Archer
Title: Managing Director

CLECO POWER LLC
CREDIT AGREEMENT

HIBERNIA NATIONAL BANK

By: /s/ Kermit W. Pharris, Jr.
Name: Kermit W. Pharris, Jr.
Title: Vice President

CLECO POWER LLC
CREDIT AGREEMENT

WHITNEY NATIONAL BANK

By: /s/ Edgar W. Santa Cruz III
Name: Edgar W. Santa Cruz III
Title: Vice President